Exhibit 10.34

Private & Confidential

Dated the 12th day of March, 2009

Grace Technology Investment Co., Limited

(as Vendor)

Grace THW Holding Limited

(as Vendor’s Guarantor)

and

AGY (Cayman)

(as Purchaser)

AGREEMENT

relating to the sale and purchase of shares in Main Union Industrial Limited

IKL / 41010736

THIS AGREEMENT is made on the 12th day of March, 2009 (the “Effective Date”)

BETWEEN :-

(1)	Grace Technology Investment Co., Ltd., a company incorporated in the British Virgin Islands whose registered office is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands, British West Indies (the “Vendor”);

(2)	Grace THW Holding Limited, a company incorporated in the Cayman Islands whose registered office is at the offices of Offshore Incorporations (Cayman) Limited, Huntlaw Building, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands (the “Vendor’s Guarantor”); and

(3)	AGY (Cayman), a company incorporated in the Cayman Islands whose registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands (the “Purchaser”).

The Vendor and the Vendor’s Guarantor may be referred to collectively herein as a “Party”, the Purchaser may be referred to individually herein as a “Party”, and the Vendor, the Vendor’s Guarantor, and the Purchaser may be referred to collectively herein as the “Parties”.

WHEREAS:-

(A)	Main Union Industrial Ltd., which promptly after Completion will change its name to AGY Hong Kong Ltd. (“Main Union”) is a company incorporated in Hong Kong and as at the date hereof has an authorized share capital of HK$20,000 divided into 20,000 Common Shares of HK$1 each, of which all shares have been issued and are fully paid up and are beneficially owned by the Vendor. The particulars of Main Union are set out in Schedule 1 hereto.

(B)	On the terms and subject to the conditions set out in this Agreement, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares.

(C)	Purchaser has agreed that not less than three months following the acquisition of the Sale Shares it shall agree to subscribe for the Subscription Shares (as defined below) in order to allow for the New Funding Arrangements (as also defined below) to be made.

(D)	In the event that the Vendor elects not to issue a New Funding Notice and confirms in writing that the Deferred Consideration shall be payable, the Purchaser shall transfer such sum to the Vendor on the terms and conditions provided for hereunder.

IT IS HEREBY AGREED THAT:-

1.	INTERPRETATION

1.1	In this Agreement, including the recitals hereto (the “Recitals”), the following expressions shall, except where the context otherwise requires, have the following meanings:

“Affiliate” means, in relation to any body corporate, any other body corporate, unincorporated entity or Person directly or indirectly Controlling, directly or indirectly Controlled by or under direct or indirect Control with such body corporate.

“Agreement” means this sale and purchase agreement (as may be amended or varied from time to time by an agreement in writing duly executed by the Parties hereto).

“AGY U.S.” means AGY Holding Corp., a corporation organized under the laws of Delaware, U.S.A. and an Affiliate of Purchaser.

“Applicable Accounting Principles” means accounting principles, standards and practices generally accepted in Hong Kong in relation to Main Union, and in the PRC in relation to the PRC Affiliate.

“Asia” means the commercial and business territory defined by the primary yarn-consuming countries between the western coast of the Pacific Ocean and 100°E Longitude. Notwithstanding anything in the foregoing sentence to the contrary, (a) Asia includes, without limitation, PRC, Hong Kong, Japan, South Korea, Singapore, Malaysia, Indonesia, Macau, Brunei, Cambodia, Laos, Mongolia, Australia, New Zealand, the Philippines, Thailand, and Vietnam; and (b) Asia excludes, without limitation, North and South America, Europe, Africa, India, the Middle East, Russia, North Korea, Burma, and Taiwan; provided that Taiwan will be included in the definition of Asia at such time that Main Union is permitted to sell to customers in Taiwan under all applicable laws and regulations.

“Audited Financial Statements” means the audited consolidated accounts of Main Union and the PRC Affiliate as at the Completion Date to be prepared in accordance with Clause 7.2 or (as the context may require), comprising the consolidated balance sheet of Main Union and the PRC Affiliate as at the Completion Date and the consolidated profit and loss accounts of Main Union and the PRC Affiliate for the period from 31st October 2008 to the Completion Date.

“Auditors” means Deloitte Touche Tohmatsu or such other Big 4 Accounting Firm as the parties may agree.

“Basic Documents” means the Shareholders’ Agreement, the Option Agreement, the Local Site Services Agreement, the Intellectual Property License Agreement, the Intercompany Agreement, the Supply Agreement, the Mutual Distributorship Agreement, and Technical Services Agreement.

“Big 4 Accounting Firm” means KPMG, PricewaterhouseCoopers, Deloitte Touche Tohmatsu or Ernst & Young, or any other internationally recognized accounting firm as may be agreed to by the Parties from time to time;

“Books and Records” has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programmes or other records (excluding software).

“Business” means manufacturing direct melt E-Glass glass yarn and selling such products as conducted by the PRC Affiliate and Main Union.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC or Hong Kong are required or authorized by law or executive order to be closed or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“Change of Control” means, with respect to a Party, (i) a merger or consolidation of such Party with a third party which results in the voting securities of such Party outstanding immediately prior thereto ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger or consolidation, or (b) except in the case of a bona fide equity financing in which a Party issues new shares of its capital stock, a transaction or series of related transactions in which a third party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Party, or (c) the sale or other transfer to a third party of all or substantially all of such Party’s business to which the subject matter of this Agreement relates, but excluding any financial factoring arrangements.

“Common Shares” means the common shares of par value of HK$1.00 each in the capital of Main Union carrying the respective rights and privileges as set forth in the Memorandum and Articles of Association.

“Completion” means the consummation of the transactions contemplated by this Agreement, in accordance with the provisions of Clause 5.

“Completion Date” means the date on which Completion takes place in accordance with Clause 5.

“Conditions Precedent” means the conditions precedent set out in Clause 3.1.

“Consideration” means the total consideration for the sale and purchase of the Sale Shares hereunder.

“Contracts” means all contracts, agreements, licenses, engagements, leases, financial instruments, purchase orders, and other contractual arrangements, which are currently subsisting and not be terminated or completed.

“Control” means, in relation to a body corporate, the power of a Person directly or indirectly to secure that the affairs of such body corporate are conducted in accordance with the wishes of that Person:

(i)	by means of the holding of shares or the possession of voting power (either at shareholder level or director level) in or in relation to that or any other body corporate; or

(ii)	by virtue of any powers conferred by the memorandum and articles of association or by-laws or other similar documents regulating that or any other body corporate.

“Deferred Consideration” means the sum of US$10,900,000 which will be payable only in the circumstances contemplated by Clause 5.6.

“Deferred Consideration Payment Notice” means an irrevocable notice signed by a director of the Vendor confirming that the Vendor will not be issuing a New Funding Notice and requesting the payment of the Deferred Consideration within five (5) Business Days of the date of such notice.

“Disclosed” and “Disclosure Letter” means accurate, full and specific disclosures given by the Vendor in writing in the disclosure letter and the corresponding disclosure bundle attached hereto as Exhibit C, which will be reviewed by the Purchaser after the Effective Date and prior to Completion, and if accepted by the Purchaser as of Completion will qualify the Warranties.

“Disclosed Financial Statements” means the audited consolidated financial statements of Main Union and the PRC Affiliate dated as of 31st December, 2007, the audited financial statements of the PRC Affiliate dated as of 31st December, 2008 and the unaudited financial statements of Main Union and the PRC Affiliate dated as of 31st January, 2009 as delivered by the Vendor to the Purchaser prior to the Effective Date.

“Dividends” means all dividends, interest and other sums which are or may become payable by Main Union to any Person in its capacity as shareholder of Main Union and includes:

(i)	the right to receive any and all such sums and all claims in respect of any default in paying such sums; and

(ii)	all forms of remittance of such sums and any bank or other account to which such sums may be paid or credited.

“Financial Year” means the financial year of Main Union and the PRC Affiliate, which ends on December 31.

“Framework Agreement” means the Framework Agreement of even date herewith by and among Vendor’s Guarantor, Vendor, AGY U.S., Purchaser, Main Union, and the PRC Affiliate, pursuant to which the parties set forth their agreement with respect to a joint venture relationship between Purchaser and Vendor as joint owners of Main Union.

“Grace Fabric” means Shanghai Grace Fabric Co., Ltd., a wholly foreign owned enterprise formed pursuant to the laws of the PRC that is wholly owned by Asia Wealth International Ltd. and owned ultimately by the Vendor’s Guarantor (in its own capacity).

“Governmental Authority” means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange, in each case having competent jurisdiction.

“HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“IFRS” means International Financial Reporting Standards.

“Indemnified Person” has the meaning given to it in Clause 12.1.

“Indemnifying Person” has the meaning given to it in Clause 12.1.

“Insurance Policies” means the insurance policies maintained by the Vendor or its Affiliates as at the date hereof (and/or any renewed or replacement policies issued before the Completion).

“Intellectual Property” means all forms of intellectual property and rights thereof including without limitation, any invention, patent, copyright, registered design or unregistered design right, trade mark, service mark, goodwill, know-how and any application for any of the foregoing and any right in respect of confidential information.

“Intellectual Property License Agreement” means the Intellectual Property License Agreement dated as of the Completion Date by and between AGY U.S. and Main Union pursuant to which AGY U.S. grants a license to Main Union to certain proprietary technology, copyrights, and trademarks, the form of which will be determined by the parties thereto prior to Completion.

“Intercompany Agreement” means the Intercompany Agreement dated as of the Completion Date by and between Main Union and the PRC Affiliate pursuant to which Main Union will grant a sublicense to the PRC Affiliate of certain of AGY U.S.’s technology and intellectual property rights, agree to purchase products from the PRC Affiliate for sale outside of the PRC, and appoints the PRC Affiliate as a sub-distributor of AGY U.S. products sold in the PRC, the form of which will be determined by the parties thereto prior to Completion.

“Inter-Company Funding” means the funding made available to the PRC Affiliate by Grace Fabric which as of the date hereof amounts to RMB 90,514,573.90 and which the Parties have agreed will be reduced by the RMB equivalent of US$2,400,000 prior to the Completion; and which the Parties have further agreed will be completely extinguished upon either (a) payment by the PRC Affiliate to Grace Fabric the amount of Inter-Company Funding outstanding as of Completion or the equivalent of US$10,900,000 (whichever is lower) or (b) payment by Purchaser to Vendor the amount of US$10,900,000, in accordance with the provisions of this Agreement.

“Knowledge of the Vendor” means the actual knowledge, after making full and complete inquiries, of the Vendor, the Vendor’s Guarantor, the officers of Main Union and the PRC Affiliate, and such other employees of Main Union and the PRC Affiliate who would be reasonably expected to have knowledge of the matter in question, including without limitation the individuals identified in Clause 3.1(a).

“Land” means the piece of land located at plot 356, Kangqiao Industry Area, Nanhui District, Shanghai.

“Land Grant Contract” means the land grant contract executed between the PRC Affiliate and Shanghai House and Land Resource Bureau for the land use right of the Land.

“Latest Accounts Date” means in respect of any audited accounts made available hereunder the date of the latest accounts produced pursuant to the terms hereof.

“Leased Properties” means the premises leased by the PRC Affiliate, the details of which are set out in Part II of Schedule 4.

“Local Site Services Agreement” means the Local Site Services Agreement dated as of the Completion Date by and between the PRC Affiliate and Grace Fabric, pursuant to which the PRC Affiliate and Grace Fabric provide certain services to each other, the form of which will be determined by the parties thereto prior to Completion.

“Long Stop Date” means the date falling six (6) months from the Effective Date or such other date as may be agreed between the Vendor and the Purchaser.

“Main Union” has the meaning given to it in the Recitals.

“Memorandum and Articles of Association” means the memorandum and articles of association of Main Union currently adopted by Main Union.

“Mutual Distributorship Agreement” means the Mutual Distributorship Agreement dated as of the Completion Date by and between AGY U.S. and Main Union pursuant to which AGY U.S. grants rights to Main Union to distribute certain of AGY U.S.’s products in Asia and Main Union grants rights to AGY U.S. to distribute Main Union’s products in all countries of the world outside of Asia, the form of which will be determined by the parties thereto prior to Completion.

“New Funding Arrangements” means (a) the subscription by Purchaser for Subscription Shares to be issued on the Subscription Date, the subscription price for which shall be equal to US$10,900,000, the application to increase the registered capital of the PRC Affiliate, and the repayment by the PRC Affiliate to Grace Fabric of the Inter-Company Funding or (b) the payment from Purchaser to Vendor of the Deferred Consideration; and in either event the release of the Inter-Company Funding obligation by Grace Fabric, in accordance with the terms of this Agreement.

“New Funding Notice” means a notice issued by the Vendor to the Purchaser after a Subscription Event has occurred, confirming its request to the Purchaser to proceed with the subscription of the Subscription Shares in accordance with the terms of this Agreement.

“New Shares” means the 10,000 Common Shares of HK$1 each to be issued by Main Union and subscribed for by the Vendor by way of debt-equity swap following the Effective Date and prior to Completion.

“Option Agreement” means the Option Agreement in the form attached to the Framework Agreement dated as of the Completion Date by and among Purchaser, Vendor and Main Union pursuant to which Vendor agrees to grant Purchaser a call option and Purchaser agrees to grant Vendor a put option, in respect of the interest held by Vendor in Main Union as of the date thereof.

“Owned Properties” means the premises owned by the PRC Affiliate, the details of which are set out in Part I of Schedule 4.

“Person” means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Pre-Completion Tax Claim” has the meaning given to it in Clause 25.9(a).

“Pre-Completion Tax Period” has the meaning given to it in Clause 25.3(a).

“PRC” means the People’s Republic of China and for the purposes of this Agreement excludes Taiwan and the Special Administrative Regions of Hong Kong and Macau.

“PRC Affiliate” means Shanghai Grace Technology Co., Ltd., which promptly after Completion will change its name to Shanghai AGY Technology Co. Ltd., the particulars of which are set out in Schedule 2 hereto.

“PRC GAAP” means Generally Accepted Accounting Principles in the PRC.

“Purchaser” has the meaning ascribed to it in the list of Parties on page 1.

“Related Person” means (i) any shareholder of Main Union or the Vendor or any Affiliate thereof, (ii) any director of Main Union or the Vendor or any Affiliate thereof, (iii) any officer of Main Union or the Vendor or any Affiliate thereof; (iv) any relative of a shareholder, director or officer of Main Union or the Vendor or any Affiliate thereof, (v) any Person in which any shareholder or any director of Main Union or the Vendor has any interest, other than a passive shareholding of less than 2% in a publicly listed company, or over which another Related Person exercises, or Related Persons together can exercise, control or significant influence through voting, position, or ownership, or any Affiliate thereof and (vi) any Affiliate of Main Union or the Vendor.

“Related Property” means the equipment and assets of the PRC Affiliate detailed in Schedule 8.

“Sale Shares” means 70% of the issued share capital of Main Union as of the Completion Date. The entire issued share capital of Main Union on the Completion Date will be comprised of 20,000 Common Shares of HK$1, each of which has been issued and fully paid, which includes the New Shares which are to be issued by Main Union following the Effective Date and prior to Completion.

“Senior Management” means the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and any other senior executives of the Vender and its Affiliates.

“Shareholders’ Agreement” means the Shareholders’ Agreement in the form attached to the Framework Agreement dated as of the Completion Date by and among the Vendor, the Purchaser and Main Union setting forth, among other things, rights and restrictions regarding the parties’ ownership of their equity interests in Main Union and the governance of Main Union, including the composition of the board of directors.

“Straddle Period” has the meaning given to it in Clause 25.7.

“Subscription Date” means a date agreed by the Parties falling at least five (5) Business Days following receipt by the Purchaser of a New Funding Notice.

“Subscription Event” means approval of the application for an increase in the registered capital of the PRC Affiliate in such amount as will allow the PRC Affiliate to repay the Inter-Company Funding.

“Subscription Price” means US$10,900,000.

“Subscription Shares” means the 1,000 non-voting preference shares without dividend distribution rights for which Purchaser will subscribe upon the Subscription Date in Main Union.

“Supply Agreement” means the Supply Agreement in the form attached to the Framework Agreement dated as of the Completion Date by and among Vendor, Grace Fabric, AGY U.S., and the PRC Affiliate, pursuant to which the PRC Affiliate, AGY U.S., and their Affiliates supply certain fiberglass yarn products to Vendor and Grace Fabric.

“Tax” means (i) any and all taxes in any part of the world including, without limitation, all income (including U.S. federal, state and local income taxes), profits, interest, stamp duty, estate duty, value added, value appreciation, withholding, real property, personal property, capital gains, gross receipts, license, payroll, employment, excise, severance, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, social security (or similar, including FICA), unemployment, disability, sales, use, transfer, registration, alternative or add-on minimum, estimated and all levies, duties, charges, fees, deductions, withholdings, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever charged or imposed by any statutory, governmental, state, federal, provincial, local or municipal authority, and any interest, penalty, surcharge or fine in connection therewith or arising therefrom, whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by Contract or otherwise.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technical Services Agreement” means the Technical Services Agreement dated as of the Completion Date by and between AGY U.S. and the PRC Affiliate pursuant to which AGY U.S. provides technical and manufacturing support to the PRC Affiliate, the form of which will be determined by the parties thereto prior to Completion.

“Third Party Claim” has the meaning given to it in Clause 12.2(a).

“Transfer Taxes” has the meaning given to it in Clause 4.4(a).

“US$” or “US Dollars” means United States dollars, the lawful currency of the United States of America.

“Vendor” has the meaning ascribed to it in the list of Parties on page 1.

“Vendor’s Guarantor” has the meaning ascribed to it in the list of Parties on page 1.

“Vendor Returns” has the meaning given to it in Clause 25.8.

“Warranties” means the representations, warranties and undertakings given or made by the Vendor and/or the Vendor’s Guarantor and contained in this Agreement including, without limitation, those warranties, representations and undertakings as set out in Clause 9 of and Schedule 5 to this Agreement.

1.2	In this Agreement:

(a)	references to this Agreement include the Schedules, Exhibits and Appendices,

which form an integral part hereof. A reference to any Clause, Schedule, Exhibit or Appendix is, unless otherwise specified, to such Clause of, or Schedule, Exhibit or Appendix to, this Agreement. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Clause hereof or Schedule, Exhibit or Appendix hereto. A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.

(b)	references to “law” shall include all applicable laws, regulations, rules and orders of any Governmental Authority, including any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly;

(c)	references to any statutory provision or any law, rule or regulation (whether or not having the force of law) shall be construed as references to the same as amended, varied, modified, consolidated or re-enacted or as their applications are modified by other provisions (whether before or after the date hereof) from time to time, and to any subordinate legislation made under such statutory provision;

(d)	unless the context requires otherwise, words importing the singular include the plural and vice versa, words importing one gender include every gender, and references to persons include bodies corporate and unincorporated;

(e)	headings are for ease of reference only and shall not affect the construction or interpretation of this Agreement;

(f)	references to writing include any mode of reproducing words in a legible and non-transitory form;

(g)	if a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day; if the day on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day;

(h)	references to the provision of written or verbal materials (including notices, reports, circulars, papers and correspondence) under the terms of this Agreement shall mean communications using the English language (unless specifically authorized herein to be provided in one or more languages); and

(i)	the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate persons or through contractual arrangements, and “direct or indirect” has the correlative meaning.

1.3	The Recitals, the Schedules and the Exhibits form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals, the Schedules and the Exhibits.

1.4	The expression “subsidiary” and “holding company” shall have the same meanings attributed to them in Clause 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

1.5	A document expressed to be “in the agreed form” means a document the form and terms of which have been approved by or on behalf of the Purchaser and the Vendor and a copy of which has been initialled by or on behalf of the Purchaser and the Vendor on or before the Effective Date, or in such other form as may be agreed between the Parties.

1.6	The expressions the “Vendor”, the “Vendor’s Guarantor”, and the “Purchaser” shall, where the context permits, include their respective successors, personal representatives and permitted assigns.

2.	SALE AND PURCHASE

Subject to the terms and conditions of this Agreement, the Vendor as legal and beneficial owner shall sell, and the Purchaser, relying on the Warranties, shall purchase, the Sale Shares free from all encumbrances and with all rights, dividends, entitlements and advantages attached thereto on or after Completion.

3.	CONDITIONS

3.1	The Purchaser’s obligation to purchase the Sale Shares in accordance with the provisions of Clause 5 is subject to the fulfilment or the Purchaser’s waiver of each of the following conditions:-

(a)	The Vendor and Vendor’s Guarantor (acting in its own capacity) shall have procured and ensured that the PRC Affiliate (or any other of its Affiliates that may be relevant) has not actively terminated or otherwise adversely impacted the terms and conditions of employment of the following individuals (including without limitation as a result of offering to employ such individuals at Grace Fabric or another Affiliate of the Vendor’s Guarantor), and the following individuals remain fully engaged in running Main Union and/or the PRC Affiliate, unless they have left the employment of Main Union or the PRC Affiliate fully at their own will:

Mr. Jung-Chin Wu ( )

Mr. Chirn-Chrng Lee ( )

Mr. Jeng-Syan Tsai ( )

Mr. Ying-Yin Lai ( )

Li Bin (Benjamin Lee) ( )

Zeng Xiaoshan (San Zeng) ( )

Zheng Lijuan (Jane Zheng) ( )

Jia Xiao Yan (Janice Jia) ( ).

(b)	Any employees assigned from Grace Fabric to the PRC Affiliate since the 1st day of January, 2008 have been transferred back to Grace Fabric.

(c)	The Purchaser has received copies of resignation letters, effective immediately after Completion, by any directors/principal executives in Main Union or the PRC Affiliate who at Completion are employees of Grace Fabric or another Affiliate of the Vendor’s Guarantor, indicating that no additional compensation will be due to such directors/executives from the Purchaser, Main Union or the PRC Affiliate.

(d)	The Purchaser has received original copies of all requisite resolutions of the members and/or the board of directors of Main Union and the Vendor, in such forms as approved by the Purchaser, to approve the entry into and performance of this Agreement, the Framework Agreement, and the Basic Documents.

(e)	All Warranties are true and accurate at and as of Completion with the same force and effect as if made as of Completion.

(f)	Each of the Vendor, the Vendor’s Guarantor, and Main Union have performed and complied with all agreements, obligations, conditions, and covenants contained in this Agreement that are required to be performed with or complied with by it.

(g)	The Purchaser has received from the Vendor a certificate executed by an authorized officer of the Vendor, dated as of the Completion Date, certifying that the conditions set forth in Clauses 3.1(e) and 3.1(f) have been met.

(h)	There has been no material adverse change in the business, operations, assets, position (financial, trading or otherwise), profits or prospects of Main Union and/or the PRC Affiliate before Completion, other than with respect to a receivable transferred from the Vendor to Main Union in the amount of US$ 957,038.35 and the subscription by the Vendor by way of debt-equity swap for the New Shares to be issued by Main Union as disclosed in the Disclosure Letter and approved by the Purchaser.

(i)	No Contracts that are material to the business of Main Union and/or the PRC Affiliate have been terminated or have had their terms materially changed prior to Completion.

(j)	No Governmental Authority or other person has:

(i)	instituted any legal proceedings, arbitration, administrative proceedings or inquiry, or regulatory inquiry with good and sound cause of action against Main Union, the PRC Affiliate, or the Vendor to restrain, prohibit, or otherwise challenge the purchase of the Sale Shares by the Purchaser or any of the transactions contemplated under the Framework Agreement or Basic Documents; or

(ii)	proposed or enacted any statute or regulation which would prohibit, materially restrict, or materially delay implementation of the transactions contemplated under this Agreement, the Framework Agreement, or the Basic Documents or the operation of Main Union and the PRC Affiliate after Completion.

(k)	The PRC Affiliate has obtained the consent of the Bank of Shanghai, Pudong Branch or other senior lender for the PRC Affiliate to be able to distribute dividends without restriction, other than reasonable and customary lending covenants, under any loan documentation made between such lender and the PRC Affiliate.

(l)	The Purchaser shall have received satisfactory evidence:-

(i)	that all payment obligations owing by Main Union to the Vendor’s Guarantor (in its own capacity) shall be extinguished in consideration for the New Shares which will be issued by Main Union and subscribed for by the Vendor prior to Completion; and

(ii)

that the Vendor and the Vendor’s Guarantor have caused all inter-company debt between Main Union or the PRC Affiliate and any Affiliates of the Vendor or the Vendor’s Guarantor, to be extinguished prior to Completion save that the Inter-Company Funding will be settled in accordance with the New Funding Arrangements (and for the avoidance of doubt the Parties have agreed that references in this Agreement to inter-company debt shall not include the Inter-Company Funding).

(m)	The applicable parties thereto have executed and delivered the Basic Documents, effective as of Completion.

(n)	The PRC Affiliate has received a written confirmation of approval from the Bank of Shanghai, on terms and in a form acceptable to the Purchaser, in respect of new loan arrangements and on the basis of loan documentation in agreed form in respect of the refinancing and expansion of the PRC Affiliate’s line of credit to at least US$52,000,000.

(o)	The Purchaser, the Vendor, and each of their Affiliates, as applicable, have received all third party consents necessary to consummate the transactions contemplated by this Agreement; including, the receipt by AGY U.S. of consent of UBS and Bank of America acceptable to Purchaser as required under the Credit Agreement dated as of October 25, 2006, as amended.

(p)	The Vendor has delivered the Disclosure Letter and all other materials reasonably requested by the Purchaser in connection with the Purchaser’s due diligence review to the Purchaser, and the Purchaser has completed to its satisfaction its diligence review of Main Union and the PRC Affiliate, including review of the items disclosed in the Disclosure Letter, which acceptance the Purchaser may withhold in its sole discretion before Completion.

(q)	The Amended and Restated Memorandum and Articles of Association of Main Union, in a form agreeable to Vendor and Purchaser, has been filed with the appropriate Hong Kong authorities.

3.2	The Purchaser may, to such extent as it thinks fit, at any time waive in writing any of the Conditions Precedent. The Purchaser shall forthwith notify the Vendor in writing of any waiver of any of those Conditions Precedent.

3.3	If, at any time prior to Completion, the Vendor becomes aware of a material fact or circumstance which might prevent any of the Conditions Precedent from being satisfied, it shall immediately inform the Purchaser.

3.4	The Vendor shall use its reasonable efforts to procure (and the Purchaser shall use its reasonable endeavours to facilitate and cooperate in relation to) the fulfilment of the Conditions Precedent by the Long Stop Date. In the event that not all the Conditions Precedent have been fulfilled or (where applicable) waived by the Long Stop Date, this Agreement (except this Clause 3.4, and Clauses 15 (Public Announcements; Confidentiality), 17 (Notices and Other Communication), 19 (Costs and Expenses), 22 (Governing Law and Dispute Resolution), and 23 (Process Agent)) shall, unless the Parties otherwise agree, lapse and be of no further effect and neither Party to this Agreement shall have any claim against or liability or obligation to the other Party (except the Clauses specified as aforesaid, and save in respect of any antecedent breaches of this Agreement).

3.5	The Vendor agrees that it will, from time to time upon the request of the Purchaser, inform the Purchaser of the progress and the status of the fulfilment of the Conditions

Precedent, and provide such information and documents as may be reasonably required by the Purchaser that evidence the fulfilment of the Conditions Precedent. The Vendor shall, as soon as practicable after the fulfilment of all Conditions Precedent (other than any Conditions Precedent which have been waived (where applicable)), serve a written notice on the Purchaser informing the status of the fulfilment of those Conditions Precedent with all supporting documents attached thereto evidencing the fulfilment of those Conditions Precedent.

3.6	The Vendor’s obligation to sell the Sale Shares in accordance with the provisions of Clause 5 is subject to the fulfilment or the Vendor’s waiver of each of the following conditions:-

The Vendor has received original copies of all requisite resolutions of the members and/or the board of directors of the Purchaser, in such forms as approved by the Vendor, to approve the entry into and performance of this Agreement, the Framework Agreement, and the Basic Documents.

4.	CONSIDERATION

4.1	The Consideration shall be US$9,100,000 which shall be paid at Completion.

4.2	In connection with the New Funding Arrangements, Purchaser will either subscribe for the Subscription Shares for the Subscription Price or pay the Deferred Consideration to Vendor, in accordance with Clauses 5.6.

4.3	The Vendor and the Vendor’s Guarantor acknowledge and agree that the Purchaser’s willingness to pay the Consideration for the Sale Shares and subscribe for the Subscription Shares (or, as applicable, pay the Deferred Consideration) is conditioned upon the agreement of the Vendor (a) to extinguish all inter-company debt between Main Union or the PRC Affiliate and any Affiliates of the Vendor or the Vendor’s Guarantor and (b) that the Inter-Company Funding shall be dealt with according to the New Funding Arrangements agreed between the Parties, and Vendor and Vendor’s Guarantor shall cause such inter-company debt (other than the Inter-Company Funding) to be extinguished prior to Completion and shall cooperate fully with Purchaser to effect the New Funding Arrangements following Completion. If any such inter-company debt (other than Inter-Company Funding) exists at Completion, the Vendor, the Vendor’s Guarantor and Main Union hereby agree that as of the Completion such debt shall be extinguished and shall be of no further force or effect. Further, Vendor, the Vendor’s Guarantor and Main Union hereby agree that as of the completion of the New Funding Arrangements, the Inter-Company Funding shall be extinguished and shall be of no further force or effect. Prior to the completion of the New Funding Arrangements, the Vendor and the Vendor’s Guarantor will procure that neither Grace Fabric nor any of its Affiliates will demand repayment of the Inter-Company Funding or any part thereof other than as contemplated by the New Funding Arrangements, earn or demand interest on the Inter-Company Funding, or exercise any creditor’s rights or other remedies with respect to the Inter-Company Funding.

4.4	Save for the stamp duty payable under Clause 21.3, the Vendor shall be solely liable and responsible for any and all Taxes, including:-

(a)	profits tax, conveyance fees and recording charges (“Transfer Taxes”) which may be levied or imposed by any tax, revenue or other Governmental

Authorities in Hong Kong, in connection with the sale and transfer of the Sale Shares; and

(b)	any and all Taxes of whatever nature payable in the PRC in connection with or triggered by the arrangements provided for or contemplated by this Agreement, save that Parties agree that following Completion the PRC Affiliate will be responsible for any taxes payable on the remittance of funds by the PRC Affiliate to Main Union including any withholding tax on the remittance of profits, the payment of licence fees or any other payments made by the PRC Affiliate to Main Union.

For the avoidance of doubt, it is acknowledged that for stamp duty purposes the Consideration shall be deemed to be US$20,000,000.

4.5	If the Purchaser is required under any applicable law or regulation to withhold such tax in respect of the Consideration or any part thereof payable to the Vendor or in respect of any amounts paid by the Purchaser in connection with the New Funding Arrangements, the Purchaser shall be entitled to deduct the relevant amounts from the Consideration or such other payment after notification by the Purchaser to the Vendor of such claim and to pay over the amounts so deducted to the relevant tax, revenue or other Governmental Authorities. In such event, the Purchaser shall forthwith deliver to the Vendor documentary evidence of its payment of such amount to the relevant tax, revenue or other Governmental Authorities together with the official receipts issued by the relevant tax, revenue or other Government Authorities.

5.	COMPLETION AND SUBSCRIPTION

5.1

Completion of the sale and purchase of the Sale Shares shall, subject to the Conditions Precedent having been satisfied or waived by the Purchaser or the Seller, as appropriate, take place at the offices of the Purchaser’s Solicitors at 17th Floor, Prince’s Building, 10 Charter Road, Central, Hong Kong at 11:00 a.m. (Hong Kong time) on the date that is five (5) Business Days following the satisfaction or waiver of all of the Conditions Precedent, or at such other place and time as shall be mutually agreed in writing by the Vendor and the Purchaser (the “Completion Date”), when all the business set out in Clause 5.2 shall take place. Neither the Vendor nor the Purchaser shall be obliged to perform its relevant obligations under Clause 5.2 unless the other Party simultaneously performs (or has already performed) its relevant obligations under Clause 5.2.

5.2	At Completion:

(a)	the Vendor shall deliver or cause to be delivered to the Purchaser (or as the Purchaser may direct in writing not later than three Business Days before the Completion Date):-

(i)	instrument(s) of transfer in respect of the Sale Shares duly executed by or on behalf of the Vendor (as the registered holder and transferor of the Sale Shares) in favour of the Purchaser and such other documents (if any) as may be required to give a good title to the Sale Share and to enable the Purchaser to become the registered holder(s) thereof;

(ii)	share certificate(s) in respect of the Sale Shares;

(iii)	certified true copy of the resolutions or certified extract of resolutions passed by the board of directors of the Vendor and the Vendor’s

Guarantor authorizing the execution of, and the performance by the Vendor and the Vendor’s Guarantor of their obligations under, this Agreement;

(iv)	written resignation of the directors and company secretary(ies) of Main Union and the PRC Affiliate, in the agreed form, and in each case acknowledging that they have no outstanding claims whether for compensation for loss of office or on any other grounds against Main Union and the PRC Affiliate;

(v)	the statutory books (which shall be written up to but not including the Completion Date), certificate of incorporation, certificate of incorporation on change of name (if any), certificate of business registration, approval certificate, business license, constitution documents including memorandum and articles of association, and common seal (if any) and company chops (if any) of both Main Union and the PRC Affiliate;

(vi)	all Books and Records of Main Union and the PRC Affiliate;

(vii)	certificate for state-owned land use rights ( ) and certificate of building ownership
( ) relating to the Owned Properties and all documents evidencing title and in the Related Property (except for building 3 located at No. 121 Xiuyuan Road, Kang Qiao Village, Shanghai, PRC);

(viii)	all the current cheque books of Main Union and the PRC Affiliate together with currently available statements of all bank accounts held by both Main Union and the PRC Affiliate; and

(ix)	Confirmation jointly issued by the Vendor and the Vendor’s Guarantor confirming the extinguishment of all inter-company debts referred to in Clause 3.1 (l) (ii) and 4.3 and / or other relevant evidence as may be required by the Purchaser.

(b)	the Vendor and the Vendor’s Guarantor shall each pass resolutions at or before Completion, under which:-

(i)	the transfer of the Sale Shares to the Purchaser, and the registration of the Purchaser as the holder of the Sale Shares shall be approved, and the execution, delivery, and performance of this Agreement, the Framework Agreement, and the Basic Documents shall be approved and ratified;

(ii)	the resignations of each of the directors and company secretary(ies) of Main Union and the PRC Affiliate with effect from the Completion Date shall be approved and accepted;

(iii)	the persons nominated by the Purchaser in writing not less than three Business Days prior to the Completion Date shall be appointed as directors and the secretary of Main Union and the PRC Affiliate;

(iv)	the revocation or variation of the existing signing authorities in respect of the operation of the bank accounts held by both Main Union and the PRC

Affiliate (in the manner the Purchaser shall have requested, provided that the Purchaser has given written notice to the Vendor of its request not less than three Business Days prior to the Completion Date and the Purchaser has provided all reasonable assistance to the Vendor to effect the same) shall be approved; and

(v)	the execution, delivery and performance of the Shareholders’ Agreement and Option Agreement shall be approved;

(c)	the Vendor shall procure board resolutions of Main Union to be passed at or before Completion, under which:-

(i)	the resignations of each of the directors of Main Union with effect from the Completion Date shall be approved or noted;

(ii)	the persons nominated by the Purchaser in writing not less than three Business Days prior to the Completion Date shall be appointed as directors of Main Union;

(iii)	the revocation or variation of the existing signing authorities in respect of the operation of the bank accounts of Main Union (in the manner the Purchaser shall have requested, provided that the Purchaser has given written notice to the Vendor of its request not less than three Business Days prior to the Completion Date and the Purchaser has provided all reasonable assistance to the Vendor to effect the same); and

(iv)	the execution, delivery and performance of the Shareholders’ Agreement, Option Agreement, Intellectual Property License Agreement, Intercompany Agreement, and Mutual Distributorship Agreement shall be approved;

(d)	the Vendor shall procure board resolutions of the PRC Affiliate to be passed at or before Completion, under which:-

(i)	the resignations of each of the directors of the PRC Affiliate with effect from the Completion Date shall be approved or noted;

(ii)	the persons nominated by the Purchaser in writing not less than three Business Days prior to the Completion Date shall be appointed as directors of the PRC Affiliate;

(iii)	the revocation or variation of the existing signing authorities in respect of the operation of the bank accounts of the PRC Affiliate (in the manner the Purchaser shall have requested, provided that the Purchaser has given written notice to the Vendor of its request not less than three Business Days prior to the Completion Date and the Purchaser has provided all reasonable assistance to the Vendor to effect the same) shall be approved; and

(iv)	the execution, delivery and performance of the Supply Agreement, Local Site Services Agreement, Intercompany Agreement, and Technical Services Agreement shall be approved;

(e)	the Vendor’s Guarantor shall procure board resolutions of Grace Fabric to be passed at or before Completion, under which Grace Fabric shall approve the execution, delivery, and performance of the Supply Agreement and Local Site Services Agreement shall be approved;

(f)	the Vendor shall deliver to the Purchaser:

(i)	executed copies of the Basic Documents;

(ii)	a legal opinion in an agreed form addressed to the Purchaser and issued by a British Virgin Islands law firm as to (i) the due incorporation of the Vendor, (ii) the due execution of this Agreement by the Vendor, and (iii) the due authorization of this Agreement by the Vendor, and due authorization by the Vendor of the sale and purchase contemplated hereunder;

(iii)	a legal opinion in an agreed form addressed to the Purchaser and issued by a Cayman Islands law firm as to (i) the due incorporation of the Vendor’s Guarantor, (ii) the due execution of this Agreement by the Vendor’s Guarantor, and (iii) the due authorization of this Agreement by the Vendor’s Guarantor;

(iv)	a legal opinion in an agreed form addressed to the Purchaser and issued by a Hong Kong law firm as to inter-alia, the fact that (i) Main Union is duly incorporated and in good standing in Hong Kong, (ii) the Sale Shares have been duly authorized, validly issued, and are fully paid and represent seventy percent (70%) of the entire authorized capital stock of Main Union, (iii) Main Union has the requisite corporate power and authority to own, lease, and operate its property and carry on its business as presently conducted, subject to the charges, liens, and encumbrances (if any) disclosed in the Disclosure Letter, (iv) no consent is required from any Governmental Authority with respect to the issuance or sale of the Sale Shares, (v) there are no outstanding options or warrants to purchase stock of Main Union, and (vi) the sale of the Sale Shares will not violate Main Union’s Memorandum and Articles of Association or any applicable laws, or breach any Contract to which the Vendor or Main Union is a party; and

(v)	a legal opinion in an agreed form addressed to the Purchaser and issued by a PRC law firm as to the fact that, inter-alia, (i) the PRC Affiliate is duly has been incorporated and in good standing in the PRC, (ii) the PRC Affiliate has the requisite corporate power and authority to own, lease, and operate its property and carry on its business as presently conducted, subject to the charges, liens, and encumbrances (if any) disclosed in the Disclosure Letter, (iii) the registered capital of the PRC Affiliate held by Main Union has been duly authorized, validly issued, and is fully paid and represents the entire authorized capital stock of the PRC Affiliate, and (iv) there are no outstanding options or warrants to purchase stock of the PRC Affiliate;

(g)	the Purchaser shall deliver to the Vendor:

(i)	executed copies of the Basic Documents; and

(ii)	a legal opinion in an agreed form addressed to the Vendor and issued by a Cayman Islands law firm as to (A) the due incorporation of the Purchaser, (B) the due execution of this Agreement by the Purchaser, and (C) the due authorization of this Agreement by the Purchaser, and due authorization by the Purchaser of the sale and purchase contemplated hereunder;

(h)	the Purchaser shall pay to the Vendor by telegraphic transfer into a bank account or accounts notified by the Vendor to the Purchaser in writing (such notification to be received by the Purchaser not later than three Business Days before the Completion Date) the Consideration; and

(i)	the Purchaser shall deliver to the Vendor a copy of the resolutions of the board of directors of the Purchaser authorising the execution of, and the performance by the Purchaser of its obligations under, this Agreement and any documents executed or to be executed pursuant to this Agreement, certified as a true copy by a director or the secretary of the Purchaser.

5.3	The Parties acknowledge and agree that, notwithstanding that Completion is required to take place in Hong Kong and at the time and date as provided in Clause 5.1, documents, seals, chops and other items of or relating to companies incorporated in the PRC and of or relating to the Owned Properties and Related Property which are to be delivered pursuant to Clause 5.2 shall at Completion be delivered to an address in Shanghai as may be specified by the Purchaser.

5.4	Without prejudice to any other remedy which may be available to them, neither Party shall be obliged to complete this Agreement or perform any obligations under Clause 5.2 unless they are satisfied that the requirements of Clause 5.2 will be complied with by the other Party in all respects. Nothing in this Clause 5.4 shall entitle any Party not to complete this Agreement or not to perform any obligations under Clause 5.2 by reason of such Party’s own inability or failure to comply with any requirements of Clause 5.2.

5.5	Promptly after a Subscription Event has occurred, the Vendor will issue to the Purchaser a New Funding Notice. Upon Purchaser’s receipt of the New Funding Notice, Purchaser shall subscribe for the Subscription Shares on the Subscription Date in accordance with the following:

(i)	The Purchaser shall deliver executed subscription applications and shall pay the Subscription Price payable by it to Main Union;

(ii)	Main Union shall:

•

allot and issue the Subscription Shares to the Purchaser, each of which being free from all shares, liens, charges, encumbrances, pre-emption rights or other third party rights, claims or interests whatsoever and together with all rights and benefits attached to such Subscription Shares, and shall procure that the Purchaser be registered as holder of the Subscription Shares in the register of members of Main Union; and

•	deliver to the Purchaser share certificate(s) issued in the name of the Purchaser for the Subscription Shares;

(iii)	Main Union and the Purchaser shall procure that the proceeds of the subscription for Subscription Shares by the Purchaser shall be used for the purposes of completing the New Funding Arrangements.

5.6	Notwithstanding Clause 5.5, in the event that a Subscription Event does not occur within three (3) months after the Completion Date, the Vendor may issue a Deferred Consideration Payment Notice to the Purchaser, after which the payment of the Deferred Consideration will be payable by Purchaser to Vendor within five (5) Business Days of receipt of such notice. Such payment will be in lieu of subscribing for the Subscription Shares, and Purchaser shall have no further obligation with respect to the New Funding Arrangements.

6.	PRE-COMPLETION ACTION AND POST-COMPLETION ARRANGEMENTS

6.1	Each of the Vendor and the Vendor’s Guarantor hereby undertakes to the Purchaser to procure that, pending Completion, each of Main Union and the PRC Affiliate will carry on its Business in the ordinary course and will not, save with the written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), or as contemplated in this Agreement:-

(a)	make any change in the nature or scope of the Business, including, but not limited to, material changes in purchasing volume and/or pricing with respect to business transactions between Grace Fabric and the PRC Affiliate, when compared to those business levels in place historically prior to May 19, 2008;

(b)	amend, modify or waive any provisions of the Memorandum and Articles of Association or the like documents of Main Union;

(c)	engage in any matter that may change the shareholding structure or dilute the equity interest of any shareholder of Main Union and the PRC Affiliate, including the issuance, redemption or repurchase of any securities (including but not limited to equity and debt securities) of Main Union and the PRC Affiliate, or undertake any recapitalization or similar transaction, or consolidate, sub-divide, convert, reclassify or redesignate any of the share capital of Main Union and / or the registered capital of the PRC Affiliate, save for an asset transfer from the Vendor to Main Union and the subscription by the Vendor by way of debt-equity swap for the New Shares to be issued by Main Union, following the Effective Date and prior to Completion, as contemplated by Clause 3.1(h);

(d)	commence or expand into any business outside of the Business (save as the Purchaser may agree in writing);

(e)	commence or expand into any investment related activities or businesses;

(f)	approve any annual budget or any material modification thereto;

(g)

make any capital expenditure or capital commitment individually or in the aggregate in excess of US$1,000,000 monthly and other expenditures in excess of US$200,000, other than alloy purchases made in the ordinary course of business in order to maintain operation of the PRC Affiliate save that the repayment to Grace Fabric of the RMB equivalent of US$2,400,000 (in respect of amounts payable by the PRC Affiliate to Grace Fabric pursuant to supply arrangements concluded between them during the financial year ended 31st

December 2008) shall be excluded for the purposes of this provision;

(h)	merge, amalgamate or consolidate with any other entity;

(i)	(1) create any subsidiary, invest in any securities of any Person or otherwise acquire any interest in any other Person, (2) enter into any joint venture or partnership, or (3) establish any branch;

(j)	acquire, sell, transfer or dispose of any material assets;

(k)	otherwise than Disclosed, enter into any transaction with any Affiliate;

(l)	borrow any money from any bank or other Person or incur any indebtedness;

(m)	incur any liability or financial commitment, or give any guarantee, indemnity or other security or engage in any activity that may result in the creation of any encumbrance on any assets of the PRC Affiliate or Main Union or grant any option to acquire any assets in connection with or incidental to the creation of any mortgage or any other encumbrance;

(n)	make any declaration or payment of Dividends or otherwise loan funds or assets to any Person (including, without limitation, to any Affiliate);

(o)	change the size of the board of directors of Main Union and the PRC Affiliate;

(p)	change its auditors or any material accounting policies;

(q)	determine the compensation of any officers or employees of Main Union and the PRC Affiliate who will receive monthly compensation in excess of RMB 50,000;

(r)	approve the compensation plan of any officers or employees of Main Union and the PRC Affiliate and any material adjustment thereto;

(s)	approve the expenditure budget of Main Union and the PRC Affiliate in relation to any officers or employees of Main Union and the PRC Affiliate (other than their annual remuneration) if the proposed expenditure budget shall exceed the actual expenses incurred by any officers or employees of Main Union and the PRC Affiliate (excluding their annual remuneration) in the previous Financial Year by the guaranteed growth rate of Main Union;

(t)	initiate or settle any legal proceedings; and

(u)	commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, (2) make a general assignment for the benefit of its creditors, or (3) admit its inability to pay its debts when they become due.

6.2	Each of the Vendor and the Vendor’s Guarantor further undertakes that during the period prior to Completion, it will ensure that:-

(a)	each of Main Union and the PRC Affiliate will preserve and maintain in full force and effect its corporate existence and all permits required in connection therewith, or for the effective operation of its business, or its ownership, possession, occupation and use of the Owned Properties, Leased Properties and Related Property or any other an asset contemplated by this Agreement, subject to the charges, liens, and encumbrances (if any) disclosed in the Disclosure Letter;

(b)	each of Main Union and the PRC Affiliate will preserve and maintain all of the Owned Properties, Related Properties, and other assets owned or used in the conduct of the Business, in good working order and condition (ordinary wear and tear excepted);

(c)	each of Main Union and the PRC Affiliate will comply in all material respects with all applicable laws, rules, regulations and orders to which it is subject;

(d)	each of Main Union and the PRC Affiliate will keep full and accurate Books and Records and accounts, in accordance with the present practice of each of them as at the date of this Agreement and the accounting principles, standards and practices generally accepted in the relevant jurisdiction and consistently applied;

(e)	each of Main Union and the PRC Affiliate will pay and discharge in accordance with the present practice as at the date of this Agreement (i) all taxes imposed upon it or upon or in relation or in connection with its properties, (ii) all lawful and valid claims which, if unpaid, might by law become a lien upon its property, and shall maintain such reserves in respect of taxes as are required under generally accepted accounting principles, standards and practices generally accepted in the relevant jurisdiction and consistently applied and (iii) all debts and liabilities as and when they fall due;

(f)	each of Main Union and the PRC Affiliate will provide the Purchaser, its solicitors, financiers, consultants, advisers and the Purchaser’s accountants and their respective authorised officers, employees, representatives and agents (collectively, the “Purchaser’s Representatives”) full access to all its Books and Records, data, offices and other facilities and properties, including the statutory books, minute books, licences, contracts, details of receivables, intellectual property rights, and supplier lists in the possession or control of each of Main Union and the PRC Affiliate and allow the Purchaser and/or the Purchaser’s Representatives to make such inspections thereof, as the Purchaser and/or the Purchaser’s Representatives may reasonably request, and instruct its officers and employees to give promptly all information and explanations to the Purchaser or any the Purchaser’s Representatives as the Purchaser may reasonably request;

(g)	the PRC Affiliate will provide the Purchaser’s Representatives with unlimited and unimpeded access to all of its buildings, facilities, and tangible assets (including the Related Property) subject to such right of access being exercised in such a way so as to minimise interference with the existing business operations of the PRC Affiliate;

(h)	each of the Insurance Policies (or any renewed or replacement policies) shall be held in force, and Vendor, Main Union, and PRC Affiliate shall not do, or omit to do, anything which might:

(i)	make any of the Insurance Policies void or voidable;

(ii)	entitle any of the insurers under any of the Insurance Policies to refuse indemnity in relation to particular claims in whole or in part;

(iii)	result in an increase in the premium payable under any of the Insurance Policies; or

(iv)	prejudice the ability to effect insurance, on the same or better terms, in the future,

provided that this shall not prevent the notification to insurers of claims in circumstances which might give rise to claims under any of the Insurance Policies in accordance with the terms of the relevant Insurance Policies;

(i)	each of Main Union and the PRC Affiliate shall promptly upon obtaining knowledge thereof, give notice to the Purchaser of (i) any litigation, investigation or proceeding affecting it that may have a material adverse effect on its business, operations, properties, assets or financial condition or (ii) any event or matter that may result in an adverse change in its business, operations, properties, assets or financial condition;

(j)	each of Main Union and the PRC Affiliate shall notify the Purchaser of all management decisions of each of Main Union and the PRC Affiliate: (i) that are likely to result in non-public, commercially sensitive information reaching the public domain; or (ii) relating to a new engagement or appointment of a third party Contract or if the Contract sum involved exceeds US$100,000; and provide a copy of all documents in relation to such management decisions to the Purchaser;

(k)	the PRC Affiliate shall notify the Purchaser of all expenditure, save for any which is of a routine nature and is incurred in the ordinary course of its business (“Routine Expenditure”). All expenditure (including Routine Expenditure) shall be notified in writing to Mindy Wen (or such other person designated by the Purchaser in writing for the purposes of this Clause 6.2 (k)) who shall acknowledge the same in writing on behalf of the Purchaser. Any expenditure which is not Routine Expenditure will be refunded to the PRC Affiliate by the Vendor or the Vendor’s Guarantor.

(l)	the Vendor shall procure that Main Union will prepare and submit application papers to the relevant PRC authorities in respect of the increase in registered capital of the PRC Affiliate as contemplated by the New Funding Arrangements. Such preparation and submission will be carried out in consultation with the Purchaser, provided that the Purchaser shall have the rights to consent to the form of such application papers prior to the submission thereof.

6.3	Any breach of any of the undertakings given by the Vendor and the Vendor’s Guarantor under Clause 6.1 and Clause 6.2, occurring before Completion shall, in addition and without prejudice to any other rights or remedies available to the Purchaser, entitle the Purchaser to terminate this Agreement by providing written notice to the Vendor.

6.4	Within 5 Business Days after the date of this Agreement, the Vendor shall provide the Purchaser with photocopies of the latest bank statements of each Main Union and the PRC Affiliate.

7.	COMPLETION ACCOUNTS

7.1	As soon as practicable after Completion and in any event not later than 60 days after Completion, the Purchaser shall procure that the Audited Financial Statements be prepared in accordance with the provisions of Clause 7.2. Any costs, fees or expenses payable to professional advisors and incurred in the preparation of the Audited Financial Statements shall be paid by the Purchaser.

7.2	The Audited Financial Statements shall:-

(a)	be prepared in accordance with IFRS, and to the extent not consistent with the Applicable Accounting Principles, there shall be applied and adopted the same bases and policies of accounting (the “Adopted Accounting Policies”) as applied or adopted for the preparation of the accounts;

(b)	be audited by the Auditors and give a true and fair view of the state of affairs of Main Union and the PRC Affiliate as at the Completion Date;

(c)	be complete and accurate in all material respects and in particular shall make full provision for all established liabilities of Main Union and the PRC Affiliate at the Completion Date.

7.3	Within 15 Business Days after the Audited Financial Statements have been prepared, the Purchaser shall send to the Vendor a copy of the Audited Financial Statements together with such working papers used in connection with the preparation of the same as Purchaser reasonably considers necessary or appropriate.

8.	RISK OF PROPERTY PRIOR TO COMPLETION

8.1	Subject to Clause 8.2 below, risk in the Owned Properties and Related Property will pass to the Purchaser upon Completion.

8.2	If between the date of this Agreement and Completion the Owned Properties and Related Property or any part thereof was damaged or destroyed due to fire, earthquake, or other calamities, force majeure, Act of God or any other reason, the following provisions shall apply:

(a)	if (i) the Reinstatement Costs exceed 5% of the Consideration or (ii) the time required for Full Instatement will exceed 6 months, the Purchaser shall have the option to either (A) proceed to Completion in accordance with Clause 5 above on the basis that all business interruption insurance and all property risk insurance, together with all rights and benefits therein arranged by the Vendor (details of which have been disclosed to the Purchaser) shall be assigned to the Purchaser; or (B) postpone Completion until after the relevant damaged Owned Properties and Related Property have been reinstated by the Vendor to the original condition prior to such damage or destruction.

(b)	In all circumstances save for those contemplated by (a) above, the Purchaser shall be obliged to complete the purchase of the Sale Shares with a reduction to the

Consideration in an amount equal to the Reinstatement Costs; and

(c)	Any postponed Completion shall take place on a date specified by the Purchaser in a written notice to the Vendor provided that (i) the reinstatement work shall be completed within 12 months of the Relevant Date and approval for occupation in compliance with all applicable laws and regulations has been obtained; (ii) the specified date must not be less than 30 days from the date of such notice; and (iii) if the reinstatement is not completed within such 12-month period the Purchaser shall have the right to terminate this Agreement by written notice to the Vendor and not complete the purchase of the Sale Shares and all moneys paid towards the Consideration by the Purchaser under this Agreement shall be forthwith refunded to the Purchaser.

For the purposes of this Clause 8.2,

“Reinstatement Costs” shall mean the total costs and expenses for reinstating the damaged or destroyed portion of the Owned Properties and Related Property together with all professional fees in relation thereto.

“Full Instatement” means completion of all repairs and necessary work to achieve reinstatement to the original condition of the Owned Properties and Related Property.

8.3	The Vendor or the Vendor’s Guarantor shall take out sufficient insurance over the Owned Properties and Related Property effective from the date of this Agreement covering damage and destruction due to reasons stated above as a minimum. If the Purchaser is obliged to or elects to proceed with Completion, the Purchaser shall reinstate the Owned Properties and Related Property at its own costs on the basis that all business interruption insurance and all property risk insurance, together with all rights and benefits therein arranged by the Vendor (details of which have been disclosed to the Purchaser) shall be assigned to the Purchaser.

8.4	For the purpose of Clause 8.2:

(a)	The “Relevant Date” shall mean the end of the event or incident which results in the Owned Properties and Related Property or the part thereof being damaged or destroyed;

(b)	The Reinstatement Costs shall be the amount which the Vendor and the Purchaser may agree within 15 days from the Relevant Date. In the absence of agreement within such period, the Reinstatement Costs shall be determined in writing by the QS as being the costs for reinstating the relevant damaged or destroyed portion. For such purpose, the “QS” shall be the Shanghai office of Davis Langdon & Seah or such other firm as the Vendor and the Purchaser may agree. In making such determination, the QS shall act as an expert but not an arbitrator, and its determination shall (in the absence of manifest error) be final and conclusive. The fees and expenses of the QS shall be borne by the Vendor and the Purchaser in equal shares.

9.	WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS

9.1	The Vendor and the Vendor’s Guarantor hereby represent and warrant to the Purchaser in the terms set out in Schedule 5.

9.2	Each Party hereby warrants to the other Party that:

(a)	it has the power to execute, perform its obligations under and enter into all transactions contemplated by, this Agreement and all necessary corporate and other action has been taken to authorise the execution, delivery and performance by it of this Agreement and the documents herein contemplated;

(b)	the execution and performance of this Agreement and the documents herein contemplated do not violate any applicable law, rule or regulation to which it is subject; and

(c)	this Agreement constitutes valid and legally binding obligations on its part in accordance with its terms.

9.3	Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary in this Agreement) shall not be limited or restricted by reference to or inference from the terms of any other Warranty.

9.4	The Warranties are made and given subject to and qualified by matters Disclosed, and the Vendor shall not be, nor shall it be deemed to be, in breach of or have any obligation or liability under or in connection with any of the Warranties to the extent of anything Disclosed. No other knowledge relating to the PRC Affiliate or Main Union (actual, constructive or imputed) prevents or limits a claim made by the Purchaser for a breach of the Warranties. The Vendor and the Vendor’s Guarantor may not invoke the Purchaser’s knowledge (actual, constructive or imputed) of a fact or circumstance which might make a Warranty untrue, inaccurate or misleading as a defence to a claim for a breach of the Warranties given hereunder.

9.5	The Vendor and the Vendor’s Guarantor further warrant and undertake to and with the Purchaser (with the intent that the provisions of this Clause 9.5 shall continue to have full force and effect notwithstanding Completion) that the Warranties given by it will be true and accurate in all respects as at the date of this Agreement and as at Completion as if they had been given on the Completion Date.

9.6	The Vendor and the Vendor’s Guarantor undertake that they will, from time to time and at any time before the expiry of the applicable time periods specified in Clause 12.3, whether before or after Completion, notify in writing to the Purchaser as soon as possible any event, fact or circumstance which has become actually known to them after the date hereof and which amounts to a material breach of any of the Warranties.

9.7	The Vendor and the Vendor’s Guarantor acknowledge and accept that the Purchaser is entering into this Agreement in reliance upon each of the Warranties and that the Warranties have been given in order to induce the Purchaser to enter into this Agreement and may be relied upon by the Purchaser notwithstanding any other investigation which may have been made by the Purchaser.

10.	TERMINATION

10.1	If this Agreement is terminated pursuant to Clause 3.4 or the Purchaser elects to terminate this Agreement in accordance with Clauses 6.3 or 8.2(c) or as otherwise expressly provided under this Agreement then:

(a)	all rights and obligations of the Parties will cease immediately upon termination except that:-

(i)	termination will not affect the then accrued rights and obligations of the Parties (including the right to damages for the breach, if any, giving rise to the termination and any other pre-termination breach by either Party); and

(ii)	termination will be without prejudice to the continued application of Clause 15.3 (Confidentiality) (and all provisions relevant to the interpretation and enforcement thereof), which will remain in full force and effect;

(b)	(in the case of termination pursuant to Clause 3.4), the Vendor will (in addition to any other remedy the Purchaser may have) indemnify the Purchaser on demand against all costs incurred by the Purchaser in relation to the negotiation, preparation, execution and termination of this Agreement and the satisfaction of any of the Conditions Precedent.

10.2	In the event that all Conditions Precedent are satisfied but the Purchaser fails to complete the purchase of the Sale Shares, the Purchaser will pay all reasonable costs incurred by the Vendor in relation to the negotiation, preparation, execution and termination of this Agreement and the satisfaction of the Conditions Precedent.

11.	GUARANTEE AND Indemnity

11.1	Each of the Vendor and the Vendor’s Guarantor irrevocably undertakes to keep the Purchaser indemnified, subject to Clause 12, against any and all losses, costs, damages, claims, demands, actions, proceeding and liabilities (including all reasonable legal costs or legal fees) that the Purchaser may incur or suffer in connection with or arising from any breach by the Vendor of this Agreement including any breach of any of the Vendor’s Warranties.

11.2	For the purpose of this Agreement and the transactions contemplated hereunder, the Vendor’s Guarantor must continue to maintain a net asset value no less than US$20 million for a period of 3 years from the Completion Date and no less than US$15 million for a period of 6 years thereafter.

12.	INDEMNIFICATION

12.1	Indemnification by the Vendor and the Vendor’s Guarantor

Indemnification. Each of Vendor and the Vendor’s Guarantor (the “Indemnifying Person”) will jointly and severally indemnify and hold harmless the Purchaser, its Affiliates (including, following Completion, Main Union and the PRC Affiliate) and successors in title and their respective directors, officers, employees, agents, consultants, advisers and the Purchaser’s Representatives (each, an “Indemnified Person”) from and against all claims, suits, losses, liabilities, damages, costs, fees and expenses (including, without limitation, legal expenses), bonds, dues, assessments, fines, penalties, and taxes, whether or not involving a Third Party Claim (collectively, “Losses”), incurred or suffered by the Indemnified Persons or any of them as a result of, arising out of or directly or indirectly relating to:-

(a)	any fraud of Main Union or the PRC Affiliate prior to Completion, any fraud of the Vendor or the Vendor’s Guarantor, or any breach of, or inaccuracy in, or failure to fully comply with any of the Warranties herein or any representation, warranty, covenant or obligation herein or in any Basic Document or in any document, Schedule, instrument or certificate delivered pursuant to this Agreement (other than the Shareholders’ Agreement, which contains a separate indemnity); and

(b)	the liabilities of Main Union or the PRC Affiliate existing prior to Completion that are not reflected in the calculation of Main Union’s net asset value in the Audited Financial Statements, including, without limitation, certain indebtedness to Related Persons or third parties, tax liabilities, liabilities for fines with respect to construction delays in connection with the Land Grant Contract and other pre-Completion liabilities of Main Union or the PRC Affiliate as may be mutually agreed by the Parties.

(c)	any liability or loss arising out of the Inter-Company Funding (which the Vendor and the Vendor’s Guarantor acknowledge was not made available in full compliance with the requirements of law) including :-

(i)	any and all Losses as may arise out of, or directly or indirectly relate to any payments made or documents entered into between the PRC Affiliate and Grace Fabric prior to or on the Completion Date including those entered into pursuant to this Agreement or the Framework Agreement;

and

(ii)	any and all Losses that arise from the election of the Vendor to issue a Deferred Consideration Payment Notice and any liability to pay Tax as a result of the extinguishment of the Inter-Company Funding required in accordance with Clause 4.3 hereof.

12.2	Third Party Claims

(a)	Notice of Claim

If any third party notifies an Indemnified Person with respect to any matter (a “Third Party Claim”) which may give rise to an obligation of the Indemnifying Person to indemnify under Clause 12.1, then the Indemnified Person will promptly give written notice to the Indemnifying Person; provided, however, that no delay on the part of the Indemnified Person in notifying the Indemnifying Person will relieve the Indemnifying Person from any obligation under this Clause 12.2, except to the extent such delay actually and materially prejudices the Indemnifying Person.

(b)	Assumption of Defence, etc

The Indemnifying Person will be entitled to participate in the defence of any Third Party Claim that is the subject of a notice given by the Indemnified Person pursuant to Clause 12.2 (a). In addition, the Indemnifying Person will have the right to defend the Indemnified Person against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Person so long as (i) the Indemnifying Person gives written notice to the Indemnified Person within fifteen days after the Indemnified Person has given notice of the Third Party Claim that the Indemnifying Person will indemnify the Indemnified Person from and against the entirety of any and all Losses the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person, (iii) the Indemnified Person has not been advised by counsel that an actual or potential conflict exists between the Indemnified Person and the Indemnifying Person in connection with the defence of the Third Party Claim, (iv) the Third Party Claim does not relate to or otherwise arise in connection with taxes or any criminal or regulatory enforcement action, and (v) the Indemnifying Person conducts the defence of the Third Party Claim actively and diligently. The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defence of the Third Party Claim; provided, however, that the Indemnifying Person will pay the fees and expenses of separate co-counsel retained by the Indemnified Person that are incurred prior to the Indemnifying Person’s assumption of control of the defence of the Third Party Claim.

(c)	Limitations on Indemnifying Party

The Indemnifying Person will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person unless such judgment, compromise or settlement (i) provides for the payment by the Indemnifying Person of money as sole relief for the claimant and (ii) involves no finding or admission of any violation of law or the rights of any Person and has no effect on any other claims that may be made against the Indemnified Person.

(d)	Indemnified Person’s Control

If the Indemnifying Person fails to conduct the defence of the Third Party Claim actively and diligently within 7 days after the Indemnified Person has given notice of the Third Party Claim, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Person need not consult with, or obtain any consent from, the Indemnifying Person in connection therewith). If the Indemnifying Person conducts the defence of the Third Party Claim actively and diligently but any of the other conditions in subclause (b) above is or becomes unsatisfied, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, however, that the Indemnifying Person will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that the Indemnified Person conducts the defence of the Third Party Claim pursuant to this subclause (d), the Indemnifying Person will (i) advance the Indemnified Person promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and (ii) remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Clause 12.

(e)	Consent to Jurisdiction Regarding Third Party Claim

The Indemnifying Person, hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Claim may be brought against any Indemnified Person for purposes of any claim which such Indemnified Person may have against such Indemnifying Person pursuant to this Agreement in connection with such Third Party Claim.

12.3	Time Limits on Claims

A claim for indemnification that arises from a breach of, or inaccuracy in, any Warranty may be brought under Clause 12.1 if notice of such claim is given to the Vendor or the Vendor’s Guarantor prior to the expiration of the following applicable periods:

(a)	If such claim arises under the Warranties set forth in Article 1 (Incorporation and Share Capital) of Schedule 5, such claim may be asserted at any time.

(b)	If such claim arises under the Warranties set forth in Article 2 (Authorization and Validity of Transactions) or Article 7 (Records and Taxes) of Schedule 5, such claim must be asserted prior to the later of (i) the ninth anniversary of the Completion Date or (ii) the thirtieth (30th) day after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions).

(c)	If such claim arises under any other Warranties, such claim must be asserted prior to the third anniversary of the Completion Date.

Any claim asserted prior to the expiration of the applicable period in subclause (a), (b) or (c) above shall survive until the final resolution thereof and the liability of the Indemnifying Person with respect to claims timely made hereunder shall continue thereafter until the Indemnifying Person’s liability therefor is determined and resolved. Any claim not asserted pursuant to a notice to the Vendor or the Vendor’s Guarantor prior to the expiration of the applicable period in subclause (b) or (c) above shall expire and be forever barred.

12.4	Additional Limitations on Indemnification

Notwithstanding any other provision of this Agreement:

(a)	Deductible Amount

No amount of indemnity shall be payable in the case of claims by any Indemnified Person that arises from a breach of, or inaccuracy in, any Warranty unless, until and only to the extent that any Indemnified Person (individually or collectively with all other Indemnified Persons) has suffered or incurred actual Losses aggregating in excess of US$10,000 (the “Deductible Amount”), whereupon any Indemnified Person shall be entitled to claim indemnification only for the amount in excess of the Deductible Amount, subject to the other limitations set forth herein.

(b)	Maximum Liability for Breach of Warranty

Subject to Clause 12.5 (No Limitations for Fraud) and Clause 12.8 (Purchaser Offset Rights), the aggregate out-of-pocket liability of the Vendor and/or the Vendor’s Guarantor for claims by any Indemnified Person that arise from a breach of, or inaccuracy in, any Warranty will be limited to US$20 million.

(c)	Other Limitations

(i)	If an Indemnifying Person pays to an Indemnified Person an amount to cover such Indemnified Person’s Losses with respect to a Third Party Claim and such Indemnified Person subsequently receives from a third party a sum that compensates the Indemnified Person for Losses incurred or suffered due to such Third Party Claim, the Indemnified Person shall forthwith repay to the Indemnifying Person an amount equal to whichever is the lesser of that sum and the amount paid by the Indemnifying Person to the Indemnified Person in respect of such Losses, after deducting (in either case) all reasonable costs and charges and expenses incurred by the Indemnified Person in obtaining that payment and in recovering that sum from the third party.

(ii)	An Indemnified Person shall have no claim against any Indemnifying Person if and to the extent that:

(aa)	the claim would not have arisen but for a change in legislation or the interpretation of the law or published administrative practice of any government, governmental department, agency or regulatory body made after Completion; or

(bb)	the claim relates to Losses in respect of which an Indemnified Person has already received reimbursement from the Indemnifying Party or recovered under a policy of insurance in favour of the Indemnified Party.

12.5	No Limitations for Fraud

Notwithstanding anything to the contrary, the limitations set forth in Clauses 12.3 and 12.4 above shall not apply to limit any claim based on fraud or intentional misconduct.

12.6	Other Remedies; Survival

This indemnity shall be the Purchaser’s sole and exclusive remedy after Completion with respect to any liabilities arising as a result of any breach of, or inaccuracy in any Warranties. In all other respects, this indemnity shall be without prejudice to any other rights and remedies of the Purchaser arising under this Agreement or otherwise and all other rights and remedies are expressly reserved to the Purchaser. Subject to Clause 12.3, the Parties hereto agree that their respective representations, warranties, covenants and agreements contained in this Agreement, the Schedules, or any instrument or certificate delivered in connection with this Agreement or any Basic Document shall survive after Completion. This Clause 12 shall survive Completion.

12.7	Purchaser Offset Rights

(a)	Notwithstanding anything to the contrary in this Agreement, the Purchaser may offset any amounts owed to the Purchaser for indemnification under Clause 12.1 (Indemnification by the Vendor and the Vendor’s Guarantor) or Clause 25.3 (Tax Indemnification) against any amount payable by Purchaser, AGY U.S., Main Union, or the PRC Affiliate to Vendor, Vendor’s Guarantor, or their Affiliates pursuant to any of the Basic Documents, as and when such payments become due and payable.

(b)	Nothing in this Clause 12.8 shall prevent the Purchaser, AGY U.S., Main Union, or the PRC Affiliate from enforcing their rights to demand immediate payment of sums due to them by taking whatever legal action or exercising such other rights as they may have under applicable law as they may deem appropriate in their absolute discretion.

12.8	No Circular Recovery

With respect to any claim brought by an Indemnified Person against the Vendor or the Vendor’s Guarantor relating to this Agreement, the Framework Agreement, or any of the Basic Documents, each of the Vendor and the Vendor’s Guarantor expressly waives any right of subrogation, contribution, advancement, indemnification, or other claim against Main Union and the PRC Affiliate with respect to any amounts owed by the Vendor or the Vendor’s Guarantor pursuant to this Clause 12 or Clause 25.3.

13.	SEVERABILITY

Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, they shall be deemed to be deleted from this Agreement and the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

14.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Parties in connection with the subject matter of this Agreement and supersedes all previous term sheets, proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and neither Party has relied on any such term sheets, proposals, representations, warranties, agreements or undertakings.

15.	PUBLIC ANNOUNCEMENTS; CONFIDENTIALITY

15.1	Treatment of confidential information exchanged by and among the Parties and their Affiliates and the making of public announcements and disclosures regarding the terms of this Agreement and the transactions contemplated hereby shall be governed by Clause 5 of the Framework Agreement, which is hereby incorporated into this Agreement by reference.

15.2	This Clause 15 shall survive Completion.

16.	ASSIGNMENT AND COUNTERPARTS

16.1	This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

16.2

Neither the Vendor nor the Purchaser may assign its rights or benefits or novate its obligations under this Agreement without the prior written consent of the other Party (such consent shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, either the Vendor or the Purchaser may assign its rights, benefits and obligations under this Agreement to its Affiliate or to any Person that acquires, whether by purchase of assets, merger, consolidation, reorganization or other corporate-level transaction, by operation of law or otherwise, all or substantially all of the business and assets of the Vendor or the Purchaser (as the case may be) provided that the New

Funding Arrangements have been completed. The Vendor’s Guarantor may not assign its rights or benefits or novate its obligations under this Agreement without the prior written consent of the Purchaser.

16.3	This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.

17.	NOTICES AND OTHER COMMUNICATION

Any notice or other communication (and all supporting documents required in respect of Completion and the satisfaction of the Conditions Precedent) to be given under this Agreement shall be in writing in English. Such documents may be sent by post or delivered by hand or given by facsimile or by courier to the address or fax number from time to time designated, the initial address and fax number so designated by each Party are set out in Schedule 7. Any such notice or communication shall be sent to the Party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. If so delivered by hand or given by facsimile such notice or communication shall be deemed received on the date of dispatch and if so sent by post (or, if sent to an address outside of Beijing, so sent by courier) shall be deemed received three (3) Business Days after the date of dispatch (in the case of local mail) and five (5) Business Days after the date of dispatch (in the case of overseas mail or courier). Each Person making a communication hereunder by facsimile shall promptly confirm by email to the Person to whom such communication was addressed.

18.	FURTHER ASSURANCE

18.1	Each of the Parties hereto shall, at his or its (as the case may be) own expense, execute, sign, perfect, do all such further instrument, assurance, acts and things as the other Party may, in his/its or their absolute discretion, require from time to time for facilitating the exercise of all powers, authorities and discretions vested in the other Party and/or giving full effect to the terms and conditions of this Agreement, including without limitation, ensuring that this Agreement is enforceable.

18.2	The Vendor’s Guarantor hereby covenants and undertakes to the Purchaser that it will procure and ensure the due performance and observance by the Vendor (and, as applicable, by Main Union, the PRC Affiliate, and Grace Fabric) of its obligations, covenants and undertakings in this Agreement, the Framework Agreement, and the Basic Documents.

19.	COSTS AND EXPENSES

Each party shall be responsible for its own legal and professional advisors’ costs incurred in the preparation and negotiation of this Agreement (save in the circumstances contemplated by Clause 10.1 (b) and 10.2). For the avoidance of doubt, the Parties agree that all costs, fees and expenses payable to Jin Mao, as PRC counsel to the Vendor and BOCI as financial advisors to the Vendor will be borne by the Vendor or the Vendor’s Guarantor.

20.	PAYMENTS

20.1	Unless otherwise expressly stated, all payments to be made under this Agreement shall be made in US Dollars to the Party to which payment is required to be made as follows:

(a)	to the Vendor in immediately available funds to the account of the Vendor at:

bank: Far Eastern International Bank, Hong Kong Branch at 20/F, 8 Queen’s Road Central, Central, Hong Kong

account number: [account number]

or such other account or accounts as the Vendor may specify; and

(b)	to the Purchaser in immediately available funds to the account of the Purchaser at:

such bank account as may be established by the Purchaser prior to Completion, details of which shall be notified to the Vendor.

or such other account as the Purchaser may specify.

20.2	If either Party shall fail to pay any sum payable hereunder within seven days of the relevant due date, such Party shall pay interest on such sum from the due date to the date of actual payment (both before and after judgment) at the rate from time to time determined by the other Party to be at one per cent above the best lending rate for US Dollars quoted by The Hong Kong and Shanghai Banking Corporation Limited in Hong Kong on the relevant due date.

21.	MISCELLANEOUS

21.1	For the avoidance of doubt, any obligation on the part of the Purchaser to purchase the Sale Shares hereunder is made solely to the Vendor, and no other Person shall have any right to enforce such obligation against the Purchaser.

21.2	No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

21.3	All or any stamp duty payable on the sale and purchase of the Sale Shares shall be borne equally by the Vendor and the Purchaser. After Completion, the Purchaser will procure that the instruments of transfer and (if required by law) bought and sold notes in respect of the sale and purchase of the Sale Shares are duly stamped.

21.4	The provisions of this Agreement, insofar as the same shall not have been fully performed at Completion, shall remain in full force and effect notwithstanding Completion.

21.5	No waiver by either Party to this Agreement of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof and any forbearance or delay by the relevant Party in exercising any of its rights hereunder shall not be constituted as a waiver thereof.

21.6	Time shall be of the essence as regards any time, date or period mentioned in this Agreement and any time, date or period substituted for the same by agreement of the Parties hereto or otherwise.

22.	GOVERNING LAW AND DISPUTE RESOLUTION

22.1	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong applicable to contracts to be performed wholly within Hong Kong, without regard to the principles of conflicts of law of any jurisdiction. Notwithstanding anything in this Agreement to the contrary, each Party consents for itself and in respect of its property, generally and unconditionally, to non-exclusive jurisdiction in any court in the United States, Cayman Islands, Hong Kong and Taiwan for purposes of the other Party’s enforcement of and/or execution upon any award rendered in an arbitration proceeding between the Parties. Each Party hereby irrevocably waives any objection, including objection to the laying of venue or based on the grounds of forum non conveniens, that it may now or hereafter have to the bringing of any such action or proceeding in such jurisdiction.

22.2	Dispute Resolution

Any disputes or claims arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof shall be finally resolved in accordance with Clause 6 of the Framework Agreement, which is hereby incorporated into this Agreement by reference.

23.	PROCESS AGENT

23.1	Each of the Vendor and the Vendor’s Guarantor hereby irrevocably appoints Mr. Su Zhaoqu at its address at 1112A, Ocean Centre, Harbour City, Tsimshatsui, Kowloon, Hong Kong as its process agent to accept, for and on its behalf, service of notice, request or other communication or process in any legal action or proceedings arising out or of in connection with this Agreement in Hong Kong. Each of the Vendor and the Vendor’s Guarantor hereby agrees that any legal process, including any writ or originating summons or otherwise and any other summons or notices to be served on the Vendor or the Vendor’s Guarantor by the Purchaser, in any legal proceeding or action in any court or tribunal shall be deemed sufficiently and duly served:-

(a)	if delivered personally to the process agent’s address herein given, at the time of such delivery;

(b)	if sent by letter postage prepaid to the process agent’s address herein given, forty-eight (48) hours after posting.

This Clause is in addition to and without prejudice to Clause 17 above.

23.2	The Purchaser hereby irrevocably appoints Law Debenture Trust whose principal place of business in Hong Kong is Suite 3105, 31/F Alexandra House, 18 Chater Road, Central Hong Kong as its process agent to accept, for and on its behalf, service of notice, request or other communication or process in any legal action or proceedings arising out or of in connection with this Agreement in Hong Kong. The Purchaser hereby agrees that any legal process, including any writ or originating summons or otherwise and any other summons or notices to be served on the Purchaser by the Vendor, in any legal proceeding or action in any court or tribunal shall be deemed sufficiently and duly served:-

(a)	if delivered personally to the process agent’s address herein given, at the time of such delivery;

(b)	if sent by letter postage prepaid to the process agent’s address herein given, forty-eight (48) hours after posting.

This Clause is in addition to and without prejudice to Clause 17 above.

24.	NON-COMPETITION

24.1	For the purpose of assuring the Purchaser of the full benefit of its interest in the Business and goodwill of Main Union and the PRC Affiliate, the Vendor undertakes to the Purchaser that, for the period from the Completion Date through and including the third (3rd) anniversary of the Completion Date (the “Restriction Period”), the Vendor and its Affiliates will not and will procure that the Senior Management will not:

(a)	be concerned with, or engaged or interested in, any business that in any manner, directly or indirectly, competes with the Business (including, without limitation, by producing or selling glass yarn products);

(b)	solicit in any manner any Person who is or has been during the Restriction Period a customer or client of the Purchaser, the PRC Affiliate, or Main Union for the purpose of offering to such Person any goods or services similar to or competing with the Business;

(c)	solicit any Person who is or has been during the Restriction Period a supplier of the Purchaser, the PRC Affiliate, or Main Union, in any manner that could adversely affect the Business; or

(d)	solicit or entice away, or endeavor to solicit or entice away, any employee or officer of the Purchaser, the PRC Affiliate, or Main Union.

24.2	Each undertaking in paragraphs (a), (b), (c), and (d) of Clause 24.1 shall be treated as independent of the other undertakings so that, if any of them is held to be invalid or unenforceable for any reason, the remaining undertakings shall be valid to the extent that they are not affected.

24.3	The Vendor hereby acknowledges and declares that it has duly considered the undertakings set out in Clause 24.1 and considers that they are reasonable in the circumstances, and warrants and undertakes to the Purchaser that the Vendor and its Affiliates will not challenge or query the validity and enforceability of these undertakings.

25.	TAX MATTERS

25.1	U.S. Tax Classification Elections. Prior to Completion, the Vendor will sign an IRS Form 8832 in the name of each of Main Union and the PRC Affiliate, such forms being completed by Purchaser, to elect to be treated as entities disregarded from their owners for U.S. federal tax purposes effective no later than as of the Completion Date.

25.2	U.S. Tax Returns. Without the express consent of the Purchaser, the Vendor will not, and will cause its Affiliates not to, file any Tax Returns with a U.S. Governmental Authority relating to Main Union or the PRC Affiliate.

25.3	Tax Indemnification. Each Indemnifying Person will jointly and severally indemnify, exonerate, and hold free and harmless the Indemnified Persons from and against any and all Losses incurred or suffered by the Indemnified Persons or any of them as a result of, arising out of, or directly or indirectly relating to:-

(a)	Taxes (or the non-payment thereof) of Main Union or the PRC Affiliate for all Taxable periods ending on or before the Completion Date and the portion through the end of the Completion Date for any Taxable period that includes (but does not end on) the Completion Date (the “Pre-Completion Tax Period”),

(b)	all Taxes of any member of an affiliated, consolidated, combined or unitary group for Tax purposes of which Main Union or the PRC Affiliate is or was a member on or prior to the Completion Date, and

(c)	any and all Taxes of any Person (other than Main Union or the PRC Affiliate) imposed on Main Union or the PRC Affiliate as a transferee or successor, by Contract, or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Completion.

Notwithstanding any other provision of this Agreement, the indemnity under this Clause 25.3 will not be subject to any limitation contained elsewhere in this Agreement; provided, however, that no claim may be made pursuant to this Clause 25.3 subsequent to the sixtieth (60th) day after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions). For the avoidance of doubt, the limitations in Clauses 12.4(a) (Deductible Amount) and 12.4(b) (Maximum Liability for Breach of Warranty) will not apply to claims for indemnification under this Clause 25.3.

25.4	Tax-Sharing Agreements. All Tax-sharing agreements or similar agreements and all powers of attorney with respect to or involving Main Union or the PRC Affiliate will be terminated prior to the Completion and, after the Completion, neither Main Union nor the PRC Affiliate will be bound thereby or have any liability thereunder.

25.5	Cooperation on Tax Matters. The Purchaser and the Vendor will cooperate fully and will cause their Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with any Tax matters relating to Main Union or the PRC Affiliate (including by the provision of reasonably relevant records or information). The Party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other Party.

25.6	Pre-Completion Taxes. The Vendor will pay (i) all Taxes of Main Union and of the PRC Affiliate for the Pre-Completion Tax Period; (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group for Tax purposes of which Main Union or the PRC Affiliate is or was a member on or prior to the Completion Date; and (iii) any and all Taxes of any person imposed on Main Union or the PRC Affiliate for any period as a transferee or successor in respect of a transaction occurring on or before the Completion Date, by law, Contract, or otherwise; provided, however, that the Vendor will not be liable for any Taxes attributable to actions not in the ordinary course of business and not contemplated by this Agreement taken by the Purchaser, Main Union, or the PRC Affiliate on or after the Completion Date.

25.7	Straddle Periods. In the case of any Tax period that includes (but does not end on) the Completion Date (a “Straddle Period”), the amount of any Taxes of Main Union or the PRC Affiliate based upon or measured by net income or gain which relate to the Pre- Completion Tax Period will be determined based on an interim closing of the books as of the close of business on the Completion Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which Main Union or the PRC Affiliate holds a beneficial interest will be deemed to terminate at such time). The amount of Taxes other than Taxes of Main Union or the PRC Affiliate based upon or measured by net income or gain for a Straddle Period which relate to the Pre- Completion Tax Period will be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the portion of the Tax period ending on the Completion Date and the denominator of which is the number of days in such Straddle Period.

25.8	Filing of Tax Returns. Except as otherwise provided herein, the Vendor will prepare and duly and timely file (i) all Tax Returns of Main Union and of the PRC Affiliate that are required to be filed on or before the Completion Date, (ii) all Tax Returns of Main Union and of the PRC Affiliate that are required to be filed after the Completion Date for any taxable period ending on or before the Completion Date, and (iii) all Tax Returns required to be filed with respect to Transfer Taxes (collectively, “Vendor Returns”). All Vendor Returns shall be prepared on a basis consistent with the most recent tax returns of Main Union and the PRC Affiliate, unless the Vendor determines that there is no substantial authority for such position, and shall be true, correct, and complete in all material respects. Not later than thirty (30) days prior to the due date for filing of a Vendor Return, the Vendor will provide the Purchaser with a copy of such Vendor Return. The Vendor will make such changes to any Vendor Return as the Purchaser may reasonably request, and will not file such Vendor Return without the Purchaser’s consent, which will not be unreasonably withheld, conditioned, or delayed. The Purchaser will prepare and file all Tax Returns other than Vendor Returns; provided, however, that not later than thirty (30) days prior to the due date for the filing of a Straddle Period Tax Return, and not later than thirty (30) days prior to filing any amended Tax Return relating to a Pre-Completion Tax Period, the Purchaser will provide the Vendor with a copy of such Tax Return, will make such changes to the portions of the Tax Return that relate to the Pre-Completion Tax Period as the Vendor may reasonably request, and will not file such Tax Return without the Vendor’s consent, which will not be unreasonably withheld, conditioned, or delayed. In the case of a Straddle Period Tax Return, the Vendor will pay to the Purchaser the Vendor’s share of any Taxes due with respect to such Tax Return (determined pursuant to Clauses 25.6 and 25.7 above) not later than seven (7) days prior to the due date for filing such Tax Return.

25.9	Resolution of Tax Disputes.

(a)	If an Indemnified Person receives notice of a claim by a Governmental Authority in respect of Taxes of Main Union or the PRC Affiliate for a Tax period within the Pre-Completion Tax Period which may give rise to a liability of an Indemnifying Person under this Agreement (a “Pre-Completion Tax Claim”), then the Indemnified Person will promptly give written notice to the Indemnifying Person; provided, however, that no delay on the part of the Indemnified Person in notifying the Indemnifying Person will relieve the Indemnifying Person from any obligation under this Clause 25, except to the extent such delay actually and materially prejudices the Indemnifying Person.

(b)	The Indemnified Person will have the right, in its discretion, to defend Main Union, the PRC Affiliate, or any other Indemnified Person against the Pre-Completion Tax Claim with counsel of its choice reasonably satisfactory to the Indemnifying Person so long as the Indemnified Person conducts the defence of the Pre-Completion Tax Claim actively and diligently. The Indemnifying Person may retain separate co-counsel at its sole cost and expense and participate in the defence of the Tax Claim. If the Indemnified Person conducts the defence of the Pre-Completion Tax Claim pursuant to this Clause 25.9(b), the Indemnifying Person will (i) advance the Indemnified Person promptly and periodically for the costs of defending against the Pre-Completion Tax Claim (including reasonable attorneys’ fees and expenses) and (ii) remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Pre-Completion Tax Claim to the fullest extent provided in this Clause 25.

(c)	The Indemnified Person will not consent to the entry of any judgment or enter into any compromise or settlement with respect to a Pre-Completion Tax Claim without the prior written consent of the Indemnifying Person, which will not be unreasonably conditioned, withheld, or delayed.

25.10	Disclosure. The Purchaser, the Vendor, their Affiliates, and their respective representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that relate to such tax treatment and tax structure, all as contemplated by U.S. Treasury Regulations section 1.6011-4(b).

25.11	FIRPTA. The Vendor represents and warrants that neither Main Union nor the PRC Affiliate holds (a) an interest in any corporation organized in the United States or any state thereof or its political subdivisions or (b) any assets that would constitute a United States real property interest within the meaning of section 897(c) of the Internal Revenue Code of 1986, as amended and the Treasury Regulations thereunder.

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SCHEDULE 5

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

Subject to the matters referred to herein or Disclosed to the Purchaser, each of the Vendor and the Vendor’s Guarantor hereby jointly and severally represents and warrants and undertakes to the Purchaser that all representations and statements of fact set out in this Schedule 5 or otherwise contained in this Agreement are and will be true and accurate in all respects as at the Effective Date and up to the time of Completion.

1.	INCORPORATION AND SHARE CAPITAL

1.1	Each of Main Union and the Vendor has been duly incorporated and organized, and is validly existing (i) in good standing and (ii) in compliance with all filing and registration and approval requirements imposed under the relevant law of the jurisdiction of its incorporation. Each of Main Union and the PRC Affiliate has the corporate power and authority to own and operate its assets and properties and to carry on its business as currently conducted.

1.2	All legal and procedural requirements and other formalities concerning the constitutional documents of Main Union and the PRC Affiliate have been duly and properly complied with in all material respects.

1.3	The particulars of Main Union and the PRC Affiliate set forth in Schedule 1 and Schedule 2 are a true, complete and correct description of the share or registered capital of Main Union and the PRC Affiliate.

1.4	There are no outstanding options, warrants, rights (including conversion or pre-emptive rights) or agreements for the subscription or purchase from Main Union or the PRC Affiliate of any securities of Main Union or the PRC Affiliate or any securities convertible into or ultimately exchangeable or exercisable for any securities of Main Union or the PRC Affiliate. No shares in the capital stock of Main Union or the PRC Affiliate, or shares issuable upon exercise of any outstanding options, warrants or rights, or other shares issuable by Main Union or the PRC Affiliate, are subject to any preemptive rights, rights of first refusal or other rights to subscribe or purchase such shares (whether in favour of Main Union or the PRC Affiliate or any other Person), pursuant to any agreement or commitment of Main Union or the PRC Affiliate.

1.5	No voting or similar agreements exist related to the securities of Main Union which are presently outstanding or that may hereafter be issued.

1.6	Main Union does not own any direct or indirect interest in any other Person other than the PRC Affiliate.

1.7	The registers of shareholders, resolutions, statutory books, minute books, and all other documents of either Main Union or the PRC Affiliate that are:-

(a)	required to be filed with any relevant Governmental Authority have been filed or submitted for filing, and all resolutions required by applicable laws or the constitutional documents of Main Union and the PRC Affiliate then effective have been passed.

(b)	required to be maintained have been properly written up or kept by Main Union and the PRC Affiliate in compliance with all legal requirements and are complete and accurate in all respects.

2.	AUTHORIZATION AND VALIDITY OF TRANSACTIONS

2.1	Each of Main Union, the PRC Affiliate, the Vendor, the Vendor’s Guarantor, and Grace Fabric has the power and authority to execute, deliver and perform this Agreement, the Framework Agreement, and/or the Basic Documents to which it has signed as a party. All actions on the part of the Vendor necessary for the authorization, execution, delivery of and the performance of all of its obligations under this Agreement, the Framework Agreement, and the Basic Documents has been taken or will be taken on or prior to the Completion. All actions on the part of Main Union necessary for the authorization, issuance, and delivery of the Sale Shares, and the filing and, where required, approval of the restated Memorandum and Articles of Association of Main Union have been taken or will be taken on or prior to Completion.

2.2	The Sale Shares when issued will be duly authorized and validly issued. The Sale Shares are and will be free of restrictions on transfer other than restrictions on transfer under the Framework Agreement, the Basic Documents and any applicable securities or corporate laws. The transactions contemplated by this Agreement shall, when completed, confer upon the Purchaser full legal and beneficial ownership of the Sale Shares.

2.3	This Agreement is, and each other Basic Document to which the Vendor, Main Union, the PRC Affiliate, and Grace Fabric is a party will, when executed, be the valid and binding obligation of such entity, enforceable against such entity in accordance with their respective terms, except where such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

2.4	All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any Governmental Authority or any other competent corporate authority required in connection with the execution, delivery and performance by (as applicable) Main Union, the PRC Affiliate, the Vendor, the Vendor’s Guarantor, and Grace Fabric of this Agreement, the Framework Agreement, and the Basic Documents or the consummation of the transactions contemplated hereby or thereby have been obtained.

2.5	The execution and delivery by (as applicable) Main Union, the PRC Affiliate, the Vendor, the Vendor’s Guarantor, and Grace Fabric of this Agreement, the Framework Agreement, and/or each other Basic Document to which it is a party and the implementation and performance by each such entity of all the transactions contemplated under this Agreement, the Framework Agreement, and such other Basic Documents do not and will not:

(a)	breach or constitute a default under any charter document of such entity or of the memorandum of association, articles of association, by-laws or other charter document of such entity, if applicable;

(b)	result in a breach of, or constitute a default under, any Contract to which such entity is a party or by which such entity or its property or assets is bound or result in the acceleration of any obligation under any loan agreement; or

(c)	result in a violation or breach of or default under any applicable law or of any order, writ, injunction, judgment or decree of any Governmental Authority by which such entity is bound.

2.6	No Person is entitled to receive from Main Union or the Vendor any finder’s fee, brokerage or commission in connection with this Agreement, each other Basic Document or anything contained herein and therein.

3.	LEGAL COMPLIANCE

3.1	Neither Main Union nor the PRC Affiliate is or has at any time been in violation of any applicable law.

3.2	Each of Main Union and the PRC Affiliate has all permits and approvals necessary for the conduct of the Business. Neither of them is in breach of or default under any such permit or approval.

3.3	Each of Main Union and the PRC Affiliate has at all times carried on its business in compliance with all applicable laws and regulations. None of them, nor any of their directors or legal representatives, has committed any criminal offence or any tort or any breach of the requirements or conditions of any statute, treaty, regulation, by-law or other obligation relating to it or the carrying on of its business, and without prejudice to the generality of the foregoing, each such entity has obtained all registrations, licenses and consents necessary to own its assets and for the carrying on of its business, and all such registrations, licenses and consents are valid and subsisting and there is no reason why any of them should be suspended, cancelled or revoked.

3.4	There is no Governmental Authority or other Person that has:

(a)	requested any information in connection with or instituted or threatened any legal proceedings, arbitration or administrative proceedings or inquiry, regulatory inquiry against the Vendor or Main Union to restrain, prohibit or otherwise challenge the purchase of the Sale Shares by the Purchaser, the issuance of the Sale Shares or any of the transactions contemplated under the Framework Agreement and the Basic Documents; (b) threatened to take any legal proceedings, arbitration or administrative proceedings or inquiry, regulatory inquiry against the Vendor or Main Union to restrain, prohibit or otherwise challenge such purchase, issuance or transactions as a result of or in anticipation of the implementation of such purchase, issuance or transactions; or

(b)	proposed or enacted any statute or regulation which would prohibit, restrict or delay implementation of the purchase of the Sale Shares by the Purchaser, the issuance of the Sale Shares or the operation of the PRC Affiliate and Main Union after the Completion.

3.5	To the Knowledge of the Vendor, Main Union and the PRC Affiliate and their respective officers, directors, employees and agents engage and have engaged only in legitimate business and ethical practices in commercial operations and in relation to Governmental Authorities and officials.

3.6	The Vendor validly and legally owns, beneficially and of record, free and clear of any encumbrance, the Sale Shares held by it in Main Union. Main Union validly and legally owns, beneficially and of record, free and clear of any encumbrance, the entire registered capital of the PRC Affiliate.

3.7	To the Knowledge of the Vendor, there is no material transaction to which Main Union, the PRC Affiliate or the Vendor is or has been a party which may give rise to a claim for setting aside under any applicable statute or legislation or otherwise howsoever.

4.	GENERAL

4.1	The facts stated in the Recitals to this Agreement with respect to the Vendor, Main Union and the PRC Affiliate are correct.

4.2	Save as required by this Agreement, there is no agreement or arrangement in force which provides for the present or future issue, allotment or transfer of, or grant to any Person the right (whether conditional or otherwise) to call for the issue, allotment or transfer of, any share or registered capital of Main Union and the PRC Affiliate (including any option or right of pre-emption or conversion).

4.3	All information provided to the Purchaser and its professional advisers by the Vendor Main Union, or the PRC Affiliate was, when given, and remains true and accurate and is not misleading in any material respect.

4.4	There are no material facts in relation to Main Union or the PRC Affiliate which has not been fully and fairly disclosed to the Purchaser.

5.	NO TRADING/ACCOUNTS

5.1	Other than its investment in the PRC Affiliate, Main Union has never traded in or carried on any business whatsoever.

5.2	Other than the Business, the PRC Affiliate has never traded in or carried on any other business whatsoever.

5.3	The Disclosed Financial Statements:

(a)	give a true and fair view of the assets and liabilities of the PRC Affiliate as at the Latest Accounts Date.

(b)	have been prepared in accordance with the PRC GAAP (in the case of those incorporated in the PRC);

(c)	are complete and accurate in accordance with the PRC GAAP and in particular make full provision for all liabilities, including without limitation all Tax liabilities and make proper provision for or disclosure of all deferred or contingent liabilities or capital commitments (whether liquidated or unliquidated) at the date thereof; and

(d)	are not adversely affected by any extraordinary, exceptional, unusual or non-recurring items which are not disclosed therein.

5.4	No amount included in the Disclosed Financial Statements in respect of any assets, whether fixed or current, exceeds its purchase price or production cost or (in the case of current assets) its net realisable value as at the Latest Accounts Date.

5.5	Since the Latest Accounts Date, there has not been:

(a)	any interruption or alteration in the nature, scope or manner of the Business of Main Union or the PRC Affiliate which has been carried on lawfully and in the ordinary and usual course of business so as to maintain it as a going concern or failure by either of them to pay their creditors in the ordinary course of business which may have adverse material effect on their financial condition;

(b)	any failure by either Main Union or the PRC Affiliate to repay any loan capital in whole or in part (other than indebtedness to its bankers) nor has it become bound or liable to be called upon to repay prematurely any loan capital or borrowed monies;

(c)	except in the ordinary course of business, any acquisition, sale, transfer or disposal of any assets of whatsoever nature by either Main Union or the PRC Affiliate in an amount in excess of US$1 million;

(d)	any capital expenditure or any capital commitment of any amount in excess of US$1 million or disposed of any fixed assets having a value of more than US$1 million in the aggregate by either Main Union or the PRC Affiliate;

(e)	other than customary gift or red pocket money given during festive season, payment of any sum or benefit to any executive, director, officer or employee of either Main Union or the PRC Affiliate by way of remuneration, bonus, incentive or otherwise in excess of the amounts paid or distributed to them by such entity at the Latest Accounts Date so as to increase their total remuneration;

(f)

any new employment Contract made or entered into by either Main Union or the PRC Affiliate with its directors or senior management members (other than as expressly contemplated under the Framework Agreement and Basic Documents) and neither of them is under any contractual or other obligation to change the terms of services of any director, officer, executive or employee, or will change the terms of services of any director, officer, executive, or employee prior to Completion;

(g)	any resolution that was passed by either Main Union or the PRC Affiliate and nothing has been done in the conduct or management of the affairs of either Main Union or the PRC Affiliate which would be likely to reduce the net asset value of such entity;

(h)	any purchase or sale or introduction of any method of management or operation in respect of the business, undertaking or assets of either of Main Union or the PRC Affiliate except in a manner consistent with lawful business practice;

(i)	occurrence of any transaction or event the consequence of which (whether alone or together with any one or more transactions or events occurring before, on or after the Effective Date) any Tax liability of either Main Union or the PRC Affiliate has arisen or will or may arise (or would have arisen or would or might arise but for the availability of any relief, allowance, deduction or credit) other than normal tax arising from transactions entered into in the ordinary course of business;

(j)	any payment made by either Main Union or the PRC Affiliate which will not be deductible for profits tax purposes in computing the profits of either of them;

(k)	any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the assets used by either Main Union or the PRC Affiliate or the operating results, prospects or business of either Main Union or the PRC Affiliate as currently conducted;

(l)	any claim, or any facts or circumstances that could give rise to a claim, from any Person with respect to the supply of defective products by either Main Union or the PRC Affiliate that would give rise to a liability;

(m)	any waiver by either Main Union or the PRC Affiliate of a valuable right or of all or part of a debt owed to it;

(n)	any resignation, threatened resignation or termination of any senior management members of either Main Union or the PRC Affiliate;

(o)	any declaration or payment of any dividend or other distribution by either Main Union or the PRC Affiliate;

(p)	any reduction in the value of the net tangible assets of either Main Union or the PRC Affiliate on the basis of the valuations adopted in the Disclosed Financial Statements (other than normal provision, depreciation and amortization and normal daily valuation fluctuations driven by platinum and rhodium market pricing);

(q)	any agreement or commitment by either Main Union or the PRC Affiliate to do any of the things described in this Clause; and

(r)	any adverse change in the Business or any change in circumstances which has a material adverse effect on the future business, operations, properties, financial position (including without limitation any material increase in provisions), earnings, condition or prospects of either Main Union or the PRC Affiliate in one year time.

6.	INDEBTEDNESS

6.1	Other than the liabilities and indebtedness disclosed in the Disclosed Financial Statements and other than those incurred in the ordinary course of business and which are not contractual or funded debts, with the exception of trade payables, there are no liabilities or indebtedness whatsoever (including actual and contingent liabilities, present and future) which are due, owing or outstanding on the part of either Main Union or the PRC Affiliate.

6.2	The amounts due from debtors of Main Union and the PRC Affiliate as at the Latest Accounts Date will be recoverable in full in the ordinary course of business and none of those amounts is subject to any counter-claim or set off, except to the extent of any such provision or reserve.

7.	RECORDS AND TAXATION

7.1	Each of Main Union and the PRC Affiliate has kept and duly made up all requisite books of account, minute books, registers and records and these and all other deeds and documents (properly registered and stamped where necessary) belonging to or which ought to be in the possession of it and its official or common seal or chop:

(a)	are either in its possession or the possession of its accountants, auditors or solicitors;

(b)	have been properly kept and completed;

(c)	do not contain any material inaccuracies or discrepancies of any kind; and

(d)	accurately reflect transactions which it has entered into.

7.2	Each of Main Union and the PRC Affiliate has duly and timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it. All such Tax Returns were true, correct, and complete in all material respects. All Taxes owed by either of Main Union or the PRC Affiliate (whether or not shown on any Tax Return) have been timely paid in full. No claim has ever been made by a Governmental Authority in a jurisdiction where either Main Union or the PRC Affiliate does not file Tax Returns that either Main Union or the PRC Affiliate, as applicable, is or may be subject to taxation by that jurisdiction, and, to the Knowledge of the Vendor, there is no basis for any such claim to be made. There are no liens with respect to Taxes upon any asset of either Main Union or the PRC Affiliate other than liens for current Taxes not yet due and payable.

7.3	There is no liability on the part of either Main Union or the PRC Affiliate for Taxes on Completion other than as provided for in the Disclosed Financial Statements and the Disclosure Letter.

7.4	Each of Main Union and the PRC Affiliate has deducted, withheld, and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld, or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and each of Main Union and the PRC Affiliate has complied with all reporting and recordkeeping requirements.

7.5	No dispute, audit investigation, proceeding, or claim concerning any Tax liability of either Main Union or the PRC Affiliate has been raised by a Governmental Authority in writing, and, to the Knowledge of the Vendor, no such dispute, audit, investigation, proceeding, or claim is pending, being conducted, or claimed. The Vendor has provided or made available to the Purchaser true, correct, and complete copies of all Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by either Main Union or the PRC Affiliate since January 1, 2005.

7.6	Neither Main Union nor the PRC Affiliate has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither Main Union nor the PRC Affiliate has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. The Disclosure Bundle attached to the Disclosure Letter lists all closing agreements, private letter rulings, technical advice memoranda, or similar agreements or rulings relating to Taxes that have been entered into or issued by any Governmental Authority with or in respect of Taxes.

7.7	Since the Latest Accounts Date, neither Main Union nor the PRC Affiliate has incurred any liabilities for Taxes other than those incurred in the ordinary course of the business of Main Union or the PRC Affiliate, as applicable, and consistent with past custom and practice.

7.8	For Tax purposes, (i) Main Union does not own any equity securities or similar interests of any entity (except, for the avoidance of doubt, of the PRC Affiliate) and (ii) the PRC Affiliate does not own any equity securities or similar interests of any entity.

7.9	Neither Main Union nor the PRC Affiliate owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any Transfer Tax.

8.	OTHER CORPORATE MATTERS

8.1	Neither Main Union nor the PRC Affiliate has outside its place of incorporation or establishment any branch, agency or place of business, or any permanent establishment other than those the information of which has been disclosed to the Purchaser.

8.2	The register of members and other statutory books of each of Main Union and the PRC Affiliate have been properly kept and contain an accurate and complete record of the matters with which they should deal.

8.3	The minute books of directors’ meetings and of shareholders’ meetings of each of Main Union and the PRC Affiliate respectively contain full and accurate records of all resolutions passed by the directors and the members of each of them and no resolutions have been passed by either the directors or the members of either of Main Union or the PRC Affiliate which are not recorded in the relevant minutes books.

8.4	Since the adoption of the Memorandum and Articles of Association, save as required under this Agreement, no alteration has been made and no special resolution of any kind of the members of Main Union has been passed which has not been provided to the Purchaser.

8.5	All returns, particulars, resolutions and documents statutorily required to be filed with any relevant authorities in respect of each of Main Union and the PRC Affiliate have been duly filed and were correct; and due compliance has been made with all the provisions of relevant legislations.

8.6	There are no charges created in favour of or against Main Union or the PRC Affiliate or any of their assets.

8.7	All title deeds and documents relating to the assets (if any) of Main Union or the PRC Affiliate, and an executed copy of all agreements to which Main Union or the PRC Affiliate is a party, and the original copies of all other documents which are owned by, or which ought to be in the possession of, Main Union or the PRC Affiliate are in its possession.

9.	FINANCE

9.1	Neither Main Union nor the PRC Affiliate has made, or agreed to make, any capital expenditure in excess of US$100,000 in aggregate, or agreed to incur any capital commitments.

9.2	No Dividend or other distribution has been, is treated as having been or will be, declared, made or paid by either Main Union or the PRC Affiliate.

9.3	Neither Main Union nor the PRC Affiliate has any outstanding loans from any bank or financial institution or any other Person (save for existing debt as Disclosed).

9.4	Save as disclosed in the Disclosed Financial Statements, neither Main Union nor the PRC Affiliate:

(a)	has outstanding debts, agreed to create or issue any loan capital; factored any of its debts, or borrowed any money which has become due and has not been repaid;

(b)	has repaid, or become liable to repay, any loan or indebtedness in advance of its stated maturity;

(c)	has received notice (whether formal or informal) from any lenders requiring repayment or intimating the enforcement of any security the lender may hold over any of its assets; and there are no circumstances likely to give rise to any such notice;

(d)	has lent any money which has not been repaid to it, or owns the benefit of any debt (whether or not due for repayment), other than debts which have arisen in the ordinary course of its business; or

(e)	has made any loan contrary to any applicable statutory regulations.

9.5	There are no debentures, acceptance credits, overdrafts, loans or other financial facilities outstanding or available to either of Main Union or the PRC Affiliate save for the existing debt as Disclosed.

9.6	Main Union has not granted or agreed to grant to any Person or entity any rights (including piggyback registration rights) to have any securities of Main Union registered with any Governmental Authority.

10.	BUSINESS

10.1	Each of Main Union and the PRC Affiliate carries on its Business intra vires, solely under its corporate name and without infringement of any proprietary right or interest of any other Person and without liability to pay any royalty or similar sum.

10.2	Compliance with the terms of this Agreement does not and will not:

(a)	conflict with, or result in the breach of, or constitute a default under any agreement or instrument to which any of the Vendor, Main Union or the PRC Affiliate is a party, or any provision of the memorandum or articles of association of any of them or any encumbrance, lease, Contract, order, judgment, award, injunction, regulation or other restriction or obligation of any kind or character by which or to which any asset owned by any of them is bound or subject;

(b)	result in the creation, imposition, crystallization or enforcement of any encumbrance whatsoever on any of the assets of either Main Union or the PRC Affiliate; or

(c)	result in any present or future indebtedness of either Main Union or the PRC Affiliate becoming due, or capable of being declared due and payable, prior to its stated maturity.

10.3	Each of Main Union and the PRC Affiliate has, at all times, carried on its business and conducted its affairs in compliance with the relevant laws and regulations and in accordance with its constitutional documents for the time being in force and any other material documents to which it is, or has been, a party.

10.4	Each of Main Union and the PRC Affiliate is empowered and duly qualified to carry on business in all jurisdictions in which it now carries on business. The PRC Affiliate has not carried on any business in any jurisdiction except in the PRC.

10.5	Save for the investment of Main Union in the registered capital of the PRC Affiliate and save for the ordinary course of business, neither of them is, or has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association.

10.6	Save for arrangements pursuant to this Agreement, there are no agreements, arrangements or undertakings (whether legally enforceable or not) between either Main Union or the PRC Affiliate and any Person who is a shareholder, or the beneficial owner of any interest, in it, or in any company in which either Main Union or the PRC Affiliate is interested, or any Affiliate of any such Person, relating to the management of either of their businesses, or the appointment or removal of directors of either of them or the ownership or transfer of ownership or the letting of any of their assets, or the provision, supply or purchase of goods, services or other facilities to, by or from either of them, or in any other respect relating to their affairs.

10.7	Neither Main Union nor the PRC Affiliate is a party (or is likely to be a party) to any undertaking or assurances given to any court or Governmental Authority which is still in force.

10.8	To the Knowledge of the Vendor, neither Main Union nor the PRC Affiliate, nor any of their officers, agents or employees (during the course of their duties in relation to it), has committed, or omitted to do, any act or thing, the commission or omission of which is in contravention of any legislation giving rise to any fine, penalty, default proceedings or other liability on its part.

10.9	All necessary licences and consents which are required to be obtained by either Main Union or the PRC Affiliate from any Person, Governmental Authority or body for the proper carrying on of the Business of either now being conducted have been obtained and are valid and subsisting. Neither Main Union nor the PRC Affiliate is in breach (or has in the past been in breach) of any of the terms or conditions of any licences or consents; and to the Knowledge of the Vendor there are no factors that might in any way prejudice the continuation, or renewal, of any of them.

10.10	Neither Main Union nor the PRC Affiliate has given any power of attorney which is in force and there are not outstanding any authorities (express or implied) by which any Person, other than officers and employees of it, may enter into any Contract or commitment to do anything on its behalf.

10.11	Save for this Agreement and all the transactions contemplated hereby neither Main Union nor the PRC Affiliate is a party to any Contract, transaction, arrangement or liability which is outside the ordinary course of business.

10.12	No threat or claim of default under any agreement, instrument or arrangement to which either Main Union or the PRC Affiliate is a party, has been made or is outstanding against it and there is nothing whereby any such agreement, instrument or arrangement may be prematurely terminated or rescinded by any other party.

10.13	To the Knowledge of the Vendor, no party to any agreement with, or under an obligation to Main Union or the PRC Affiliate is in material default under it, and there are no circumstances which might reasonably be expected to give rise to such a default.

10.14	There is not now outstanding in respect of either Main Union or the PRC Affiliate any guarantee or agreement for indemnity or for suretyship given by it or for its accommodation.

11.	CONTRACTS

11.1	There are no Contracts, arrangements, understandings, transactions or proposed transactions between either Main Union or the PRC Affiliate on the one hand and any Affiliate on the other hand except for those that are, or will be, entered into on an arms’ length basis. No Affiliate is indebted to either Main Union or the PRC Affiliate, nor is either Main Union or the PRC Affiliate indebted (or committed to make loans or extend or guarantee credit) to any Affiliate except for any trade payables incurred in the ordinary course of business. No Related Person has any direct or indirect ownership in any business entity with which either Main Union or the PRC Affiliate is affiliated or with which either Main Union or the PRC Affiliate has a business relationship, or any business entity that competes with either of them. No Related Person is, directly or indirectly, interested in any Contract with either Main Union or the PRC Affiliate save as contemplated by the Framework Agreement and Basic Documents.

11.2	Neither Main Union nor the PRC Affiliate is a party to any Contract or arrangement which is not of an entirely arm’s length nature.

11.3	None of Main Union or the PRC Affiliate is a party to, or bound by, any Contract that (i) was entered into outside of its ordinary course of business; (ii) has a fixed term (including extensions at the option of any other party thereto) in excess of three years; (iii) involves total payments in excess of US$1 million; (iv) is unusual or onerous; (v) is for the purchase or use of materials, supplies or equipment which is substantially in excess of the requirements of Main Union or the PRC Affiliate for its normal operating purposes or requires expenditure in excess of US$1 million; (vi) is a management agreement with any third party; (vii) is a joint venture, shareholders’ or partnership arrangement or agreement or similar arrangement or agreement or any agreement which purports to regulate, control or otherwise affect the voting or disposition of its shares; (viii) is a Contract for services (other than normal services in the ordinary course of business); or (ix) restricts its freedom of action in relation to its normal business activities or is otherwise material to the Business or financial condition of Main Union or the PRC Affiliate other than as contemplated by the Framework Agreement and Basic Documents (collectively, “Material Contracts”).

11.4

True and complete copies of all Material Contracts have been made available to the Purchaser or its advisers. Neither Main Union nor the PRC Affiliate is in default in any respect in the performance, observance or fulfilment of any of its obligations or covenants contained in any Material Contract to which it is a party which may have a material adverse effect on the financial condition of the PRC Affiliate or Main Union. Each Material Contract has been duly authorized, executed and delivered by each other party thereto and constitutes the valid and binding obligation of the parties thereto, enforceable against each other party thereto in accordance with its terms, except where such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

11.5	No party is in material breach of any Material Contract or in breach of any other Contract which may have a material adverse effect on the business, reputation or financial condition of either Main Union or the PRC Affiliate and no party has indicated any intention to terminate any Material Contract prior to the expiration of its term.

11.6	There are no Material Contracts or obligations or agreements to which either Main Union or the PRC Affiliate is a party or by which any of them is bound, which are void, illegal, unenforceable or which contravene any applicable laws and regulations.

11.7	With respect to each Contract to which either Main Union or the PRC Affiliate is party or by which it is bound and that involves a payment in excess of US$1 million in any financial year:

(a)	Main Union or the PRC Affiliate, as applicable, has duly performed and complied in all material respects with each of its obligations thereunder;

(b)	there has been no delay, negligence or other default on the part of Main Union or the PRC Affiliate, as applicable, and no event has occurred which, with the giving of notice or passage of time, may constitute a default thereunder;

(c)	Main Union or the PRC Affiliate, as applicable, has the technical and other capabilities and the human and material resources to enable it to fulfil, perform and discharge all its outstanding obligations in the ordinary course of business; and

(d)	there are no grounds for termination and Main Union or the PRC Affiliate, as applicable, has not received any notice of termination, where such termination may have a material adverse effect on either Main Union or the PRC Affiliate.

12.	EMPLOYMENT

12.1	There is no agreement or other arrangement (whether or not legally binding) between the PRC Affiliate or Main Union and any trade union or other body representing employees.

12.2	Neither Main Union nor the PRC Affiliate is bound or accustomed to pay any monies other than in respect of remuneration or emoluments of, pursuant to the terms of employment Contracts, or pension benefits, to, or for the benefit of, any officer or employee of it.

12.3	Apart from the employees and officers as set forth in Schedule 6, neither Main Union nor the PRC Affiliate has any other employees or officers (either pursuant to formal employment Contracts or otherwise).

12.4	No executive or officer of either Main Union or the PRC Affiliate has given or received notice terminating his employment and no such executive or officer will be entitled to give such notice as a result of the provisions of this Agreement.

12.5	Neither Main Union nor the PRC Affiliate or any of its employees is involved in any dispute with any officer or employee, which may adversely and materially affect the business of either Main Union or the PRC Affiliate.

13.	ASSETS

13.1	None of the property, assets, undertaking, goodwill or capital of either Main Union or the PRC Affiliate is subject to any option, charge, lien or encumbrance, or right of pre-emption which has not been fully disclosed in the Disclosed Financial Statements and associated Disclosure Letter.

13.2	Neither Main Union nor the PRC Affiliate has purchased any stock, goods or materials from any of its suppliers on terms that the property in it does not pass until full payment is made or all indebtedness discharged unless default in passing the property to it even after full payment will not have any material adverse effect on it.

13.3	The plant, machinery, vehicles and other equipment used in connection with the business of the PRC Affiliate are in its possession or control, or are its absolute property, and have been properly maintained and insured in accordance with the requirements of law and are sufficient to operate the Business, as currently conducted.

13.4	Save for those assets which have been disposed of in the ordinary course of business each of Main Union and the PRC Affiliate owns free from all charges, liens, encumbrances, equities and other adverse claims or third party rights (otherwise than in the ordinary course of business) all its assets shown and disclosed in the Disclosed Financial Statements and all such assets are in its possession or under its control.

14.	PROPERTIES

14.1	The properties referred to in Schedule 4 comprise all real properties owned or occupied (whether or not under licence or any other arrangements or otherwise) by or leased to the PRC Affiliate or in respect of which the PRC Affiliate has any interest whatsoever.

14.2	To the Knowledge of the Vendor, with respect to each of the Owned Properties:

(a)	the ownership of the Owned Properties belongs to the PRC Affiliate which has good title to such property;

(b)	the PRC Affiliate has gained or applied for all relevant approvals and certificates with respect to the Owned Properties it owns, including but not limited to, the Inspection and Acceptance Filling Form for the Completion of the project construction to be respectively approved and signed by official departments of building, survey, design, construction and supervision, the property title certificates for the buildings over the Land, the legal document proving the property title owned by it, and the property title certificate.

(c)	all the sale/transfer procedures as regards the Owned Properties have been completed and (where applicable) the sale/transfer has been validly registered in the relevant department;

(d)	The delay in construction of the Owned Properties has been approved by Governmental Authority and the penalty fee has been fully paid up (if there is any);

(e)	all land premiums and/or purchase price payable in respect of the Owned Properties have been paid in full and no further land premiums or purchase price is or shall be payable;

(f)	the Owned Properties are not currently subject to any sale or transfer or mortgage procedures and they are not leased or transferred or given to others as a gift, and the PRC Affiliate has not entered into any agreement to do any of the foregoing; the Owned Properties are not involved in any litigation or subject to any court order for attachment, possession, etc.;

(g)	the Owned Properties are not used by the PRC Affiliate for any unlawful purposes and has not violated any relevant land or construction regulations;

(h)	the Owned Properties are free from any other mortgage, charge, lien, lease, encumbrance or any other third party rights and the relevant company has not entered into any other agreement to do any of the foregoing;

(i)	the PRC Affiliate has not received from any Governmental Authority or any competent authority any notice or order which may adversely affect its right to use the Owned Properties for the purpose for which it is presently being used;

(j)	all requisite consents necessary for the use of the Owned Properties as it is presently being used by the PRC Affiliate have been duly obtained and are in full force, validity and effect;

(k)	all the land user’s covenants contained in the Land Grant Contract, the Land Use Rights Certificate, Owned Properties Ownership Certificate and/or other documents applicable to the Owned Properties have been duly performed and observed to the extent that such obligations have fallen due;

(l)	there has been no change in the terms and conditions of the Land Grant Contract, the Land Use Rights Certificate, Owned Properties Ownership Certificate and/or other documents applicable to the Owned Properties, which are all valid and in full force and effect in favour of the PRC Affiliate;

(m)	no default (or event which with notice or lapse of time or both will constitute a default) by the PRC Affiliate has occurred or is continuing under the Land Grant Contract, the Land Use Rights Certificate, Owned Properties Ownership Certificate and/or other documents applicable to the Owned Properties and it is not in breach of any laws, rules, regulations, guidelines, notices, circulars, orders, judgments, decrees or rulings of any court or Governmental Authority in respect of the use, occupation and enjoyment of the Owned Properties; and

(n)	all requisite licences, certificates and authorities necessary for the existing use of the Owned Properties by the PRC Affiliate have been duly obtained and are valid and in full force and effect.

14.3	To the Knowledge of the Vendor, with respect to each of the Leased Properties by the PRC Affiliate:-

(a)	the PRC Affiliate has the legal right to occupy the property upon the terms set out in the relevant tenancy or lease agreement (each a “Tenancy Agreement”) and the property is being used for lawful purposes, which are permitted by the relevant Tenancy Agreement and the occupation has not violated any relevant regulations applicable to the property;

(b)	all the rent and other payments payable by the PRC Affiliate have been paid up to date, and the user of the property occupied by the PRC Affiliate is in accordance with that provided for in the relevant Tenancy Agreement, all applicable legislation, statutory requirements, governmental or other orders, rules, directives or instruments affecting or appertaining to the use, occupation or enjoyment of the property and the terms of the relevant Tenancy Agreement have been duly complied with and the tenancy/lease is not subject to early termination due to default of the PRC Affiliate;

(c)	the PRC Affiliate has in all respects duly performed, observed and complied with any covenants, restrictions, conditions or agreements of the relevant Tenancy Agreement, and there is no subsisting breach of any covenants, restrictions, conditions, or agreements of the relevant Tenancy Agreement and (without prejudice to the generality of the foregoing) no notice of any alleged breach of any of the terms of the relevant Tenancy Agreement has been served on or received by it;

(d)	there is no claim or dispute between the PRC Affiliate and its landlord and the landlord is duly entitled to lease the land and/or buildings to it;

(e)	the relevant Tenancy Agreement has been duly executed by the parties thereto with all the requisite legal formalities duly attended to, and the relevant Tenancy Agreement is good, valid and subsisting and in full force and effect;

(f)	no circumstance which might affect or prejudice the relevant Tenancy Agreement or otherwise affect the PRC Affiliate’s occupation of the property has arisen or is likely to arise;

(g)	the PRC Affiliate has not received from any Governmental Authority, and no Governmental Authority has issued, any, notice or order which may adversely affect such tenancy/lease and/or continued enjoyment of the property in accordance with the terms of the relevant Tenancy Agreement;

(h)	(where applicable) the requisite mortgagee’s consent has been duly obtained for the entering into of the relevant Tenancy Agreement and such consent is in full force, validity and effect;

(i)	all options to renew/early termination contained in the relevant Tenancy Agreement are legally enforceable by the PRC Affiliate against the landlord;

(j)	the relevant Tenancy Agreement contains usual provisions for tenancy agreement/lease of the relevant nature in the city where the relevant property is located and there are no unusual or onerous covenants or obligations on the part of the PRC Affiliate as tenant thereunder;

(k)	since commencement of the tenancy/lease term, the PRC Affiliate has enjoyed uninterrupted use of the property and the terms of the relevant Tenancy Agreement are fully enforceable by the PRC Affiliate against the landlord;

(l)	all the terms of the tenancy/lease are set out in the relevant Tenancy Agreement and the terms thereof have not been varied, modified, amended or supplemented verbally or by means of supplemental agreement(s) or correspondence between the landlord and the PRC Affiliate or otherwise;

(m)	there is no event which may give rise to a right on the part of the landlord to re-enter the property other than in case of emergency; and

(n)	all requisite licences, certificates and authorities necessary for the existing use of the property by the PRC Affiliate have been duly obtained and are valid and in full force.

14.4	Each of the Tenancy Agreements is valid and subsisting and in no way void or voidable and will not be liable to be terminated as a result of the execution of this Agreement (including all associated transactions) and the terms, covenants and conditions contained in the relevant Tenancy Agreement will be duly performed and observed.

14.5	In relation to each Tenancy Agreement:-

(a)	no rights for a landlord to terminate the relevant Tenancy Agreement have arisen or become exercisable or, with lapse of time, will become exercisable;

(b)	no circumstances have arisen or, with lapse of time, will arise under or as a result of which any rights of the PRC Affiliate under the Tenancy Agreement (including any right to renew or extend the term of the Tenancy Agreement) has been or will be affected, prejudiced or terminated;

(c)	no circumstances which would entitle a landlord to exercise any power of entry upon or to take possession of the relevant property or which would otherwise restrict or terminate the continued possession or occupation thereof have arisen or, with lapse time, will arise;

(d)	no circumstances are likely to arise or, with lapse of time, may arise which may render any of the above untrue or inaccurate; and

(e)	there are no unusual or onerous covenants or obligations on the part of the PRC Affiliate to be observed or performed.

14.6	There are no circumstances which would enable any person or entity to exercise any right of re-entry or taking possession of any of the properties under the Tenancy Agreements or any part thereof or (if applicable) which would otherwise restrict or terminate the continued possession or occupation of such properties or any part thereof.

14.7	Main Union does not own or lease any properties.

15.	LITIGATION, DISPUTES, WINDING UP

15.1	Neither Main Union nor the PRC Affiliate is engaged in any litigation or arbitration proceedings (save for debt collection), as plaintiff or defendant; there are no such proceedings pending or threatened, either by or against it; and there are no facts which have been brought to the attention of the Vendor or Main Union implying or indicating any threat of such litigation or arbitration.

15.2	There is no dispute with any revenue, or other official, department in any part of the world, in relation to the affairs of either Main Union or the PRC Affiliate and, there are no facts which may give rise to any dispute.

15.3	There are no claims pending or threatened against either Main Union or the PRC Affiliate, by any employee, workman, staff or third party, in respect of any accident or injury.

15.4	No order has been made, or petition presented, or resolution passed for the winding up of either Main Union or the PRC Affiliate; nor has any distress, execution or other process been levied in respect of either Main Union or the PRC Affiliate which remains undischarged; nor is there any unfulfilled or unsatisfied judgment or court order outstanding against either of them.

16.	OTHER WARRANTIES RELATING TO THE PRC AFFILIATE

16.1	The PRC Affiliate has been duly formed and is validly existing as a legal person under the laws and regulations of the PRC and has full power, authority and legal right to own assets and carry on its Business.

16.2	All consents, approvals, authorizations or licences requisite under the PRC law for the due and proper establishment and operation of the PRC Affiliate and for the development and operation of the Business been duly obtained from the relevant and competent PRC authorities and are in full force and effect.

16.3

All filings and registrations with the PRC authorities required in respect of the PRC Affiliate and its operations, including but not limited to the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, State

Administration of Foreign Exchange, tax bureau, customs authorities, and product registration authorities have been duly completed and maintained in accordance with the relevant rules and regulations.

16.4	The registered capital of the PRC Affiliate has been fully paid up within the prescribed time and all the equity interests therein are duly vested in Main Union as its sole registered foreign party in accordance with applicable PRC rules and regulations.

16.5	The PRC Affiliate is not in receipt (and has not in the past been in receipt) of any letter or notice from any Governmental Authority notifying revocation of any permits or licences issued to it for non-compliance or the need for compliance or remedial actions in respect of the Business or any related activities carried out directly or indirectly by it or any consultant, contractor or third party to whom such activity has been out-sourced or entrusted.

16.6	The PRC Affiliate is not and will not be liable for any fines by a Governmental Authority, including fines in connection with construction delays under the Land Grant Contract.

16.7	The PRC Affiliate has received business licences and has had its constitutional documents approved by relevant PRC authorities according to all relevant PRC laws and regulations to engage in the Business in the PRC.

16.8	All requisite formalities in respect of the importation and acquisition of the machinery, equipment, parts, tools, materials and other assets by the PRC Affiliate have been and will be complied with in accordance with the relevant PRC laws and regulations.

16.9	The PRC Affiliate has been and will conduct its business activities within the permitted scope of business or is otherwise operating its business in full compliance with all relevant legal requirements, and requisite licences, permits and approvals granted by competent PRC authorities.

16.10	In respect of approvals, licences or permits requisite for the conduct of any part of the PRC Affiliate’s business which are subject to periodic renewal, such requisite renewals have been and will be granted in a timely manner by the relevant PRC authorities.

16.11	All applicable laws and regulations with respect to the opening and operation of foreign exchange accounts and foreign exchange activities of the PRC Affiliate has been and will be fully complied with, and all requisite approvals from the State Administration of Foreign Exchange in relation thereto have been duly obtained.

16.12

The PRC Affiliate is entitled to a preferential tax treatment of “two-years exemption and six-years half reduction” in respect of its income tax, such treatment being applicable from 1st January 2005 onward.

16.13	With regard to employment and staff or labour management, the PRC Affiliate has complied with all applicable PRC laws and regulations, including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions and the like.

16.14	All assets used or owned by the PRC Affiliate are legally and beneficially owned by the PRC Affiliate free from all charges, liens, encumbrances, equities, or other third party rights, claims and interests and the right, title and ownership therein have been duly vested in the PRC Affiliate.

17.	INTELLECTUAL PROPERTY

In relation to Intellectual Property:

(a)	all Intellectual Property used or required by Main Union and the PRC Affiliate in connection with is business are in full force, validity and effect and are vested in, and beneficially owned by Main Union or the PRC Affiliate or licensed to Main Union or the PRC Affiliate pursuant to a license agreement identified in the Disclosure Letter;

(b)	no right or licence has been granted to any Person by Main Union or the PRC Affiliate to use, in any manner, or to do anything which would or might otherwise infringe any of the rights in the Intellectual Property referred to above;

(c)	the Business of Main Union and the PRC Affiliate as now carried on does not, and to the Knowledge of the Vendor, is not likely to, infringe any Intellectual Property rights of any other Person;

(d)	neither of Main Union nor the PRC Affiliate has (otherwise than in the ordinary and normal course of business or subject to an undertaking of confidentiality) disclosed, or permitted to be disclosed, or undertaken or arranged to disclose to any Person any of its know-how, trade secrets, confidential information, price lists or lists of customers or suppliers;

(e)	nothing has been done or omitted by Main Union or the PRC Affiliate which would enable any licence granted to it to be terminated, or which in any way constitutes a breach of the material terms of any licence;

(f)	to the Knowledge of the Vendor there is no actual or alleged misuse by any Person of any of the Intellectual Property registered and beneficially owned by Main Union or the PRC Affiliate;

(g)	none of the Intellectual Property registered or owned by Main Union or the PRC Affiliate has been unlawfully acquired by Main Union or the PRC Affiliate;

(h)	all the Intellectual Property registered, applied for or owned by Main Union and the PRC Affiliate and the validity or subsistence of their right, title and interest therein, is not the subject of any current, pending or, to the Knowledge of the Vendor, threatened challenge, claim or proceedings, including without limitation opposition, cancellation, revocation or rectification, and has not during the period of one year prior to Completion been the subject of any challenge, claim or proceedings, and there are no facts or matters which might give rise to any challenge, claim or proceedings;

(i)	each of Main Union and the PRC Affiliate has taken all commercially reasonable steps to preserve and protect all the Intellectual Property registered or owned (or the subject of an application for registration ) by Main Union or the PRC Affiliate, including without limitation registration and the full payment of all renewal fees for the registration of such Intellectual Property.

18.	ENVIRONMENTAL ISSUES

The PRC Affiliate has been conducting and will conduct its business in all material respects in accordance with all applicable environmental laws and regulations, in particular:

(a)	all hazardous waste, hazardous substance, toxic substances or hazardous materials (collectively, “Hazardous Matters”) used or generated by the PRC Affiliate have always been and are being generated, used, stored or treated according to all applicable laws and regulations;

(b)	no Hazardous Matters used or generated have ever been or are imminently threatened with being spilled, released, discharged, disposed, placed, leaked or otherwise caused to become located in the air, soil or water in, under or upon the sites of the PRC Affiliate; and

(c)	no Hazardous Matters have ever been shipped by or for the PRC Affiliate to other sites or facilities for treatment, storage or disposal, and no notice has been received that any sites or facilities to which any such Hazardous Matters have been shipped or sent are subject to or threatened to become subject to any governmental response, action or clean up order.

19.	DISCLOSURES

(a)	No representation, warranty or statement by the Vendor or the Vendor’s Affiliates in this Agreement, any other Basic Document, or in any Exhibit, Schedule, Appendix, statement or certificate furnished to the Purchaser pursuant to this Agreement or any other Basic Document, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements made herein, and when made were not and are not now misleading;

(b)	All information given to the Purchaser and its professional advisers by the Vendor, the officers and employees of Main Union and the PRC Affiliate, and the professional advisers of the Vendor during the negotiations prior to this Agreement was when given and is currently true, accurate and not misleading in any material respect; and

(c)	All facts and circumstances relating to the affairs of the Vendor, Main Union or the PRC Affiliate that would be reasonably expected to have a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities, business or prospects of such entity have been fully disclosed to the Purchaser.

IN WITNESS WHEREOF, the Parties have executed this written agreement as of the Effective Date.

SIGNED by	)
)
for and on behalf of	)
GRACE TECHNOLOGY INVESTMENT	)
CO., LTD.	)
)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
GRACE THW HOLDING LIMITED	)
)
in the presence of:	)

SIGNED by	)
)
for and on behalf	)
AGY (Cayman))
)
in the presence of :	)

ACKNOWLEDGED AND AGREED, solely for the purposes of (i) its obligations to issue New Shares, (ii) its agreement with respect to extinguishing inter-company debt as of Completion and (iii) its participation in the New Funding Arrangements:

SIGNED by	)
)
for and on behalf	)
MAIN UNION INDUSTRIAL LTD.	)
)
in the presence of:	)